11/12

[redacted]

08005831

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NTT Urban Development

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 14 2008
THOMSON REUTERS

FILE NO. 82- 34835 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11-13-08

NTT Urban Development Co

Multifaceted Strength for Growth

NTT Urban Development Co.

Annual Report 2008

Year Ended March 31, 2008



Action for Growth

NTT Urban Development was established in 1986 to inherit and advance the traditions and technical capabilities cultivated by NTT in the construction of its telecommunications-related facilities. The Company has successfully developed over 100 high-quality projects that reflect the individual characteristics of their local districts and is steadily expanding its palette of distinct large-scale projects.



1,800,000
1,200,000
600,000
0
Development Performance
1986
1996
2008

Strong Financial Position

The Company's credit ratings are among the highest in the domestic real estate industry for the solid financial base and stable earnings structure it has created since its establishment.

Received high rating

Moody's: **Aa3**

R&I: **AA-**

Who We Are...

NTT Urban Development is the sole comprehensive real estate development company of the NTT Group, Japan's largest information and communications technology group. We are developing business activities guided by a mission to create comfortable environments with harmony among people, living spaces, and the environment. Utilizing the high-grade real estate properties received from parent company NTT at our inception, we are expanding our operations nationwide centered on the development and leasing of office buildings and other business complexes and residential property sales focused on condominiums. We are also aggressively advancing operations to commercialize properties acquired from outside the NTT Group.

NTT Group Synergy Value

As the sole comprehensive real estate company in the NTT Group, NTT Urban Development's role is to maximize the business potential of the Group's real estate holdings. Likewise, the leading-edge information and communication technologies of the Group companies provide one of the greatest strengths of NTT Urban Development.



NTT Group
NTT East
NTT Communications
NTT DoCoMo
NTT Data
NTT Facilities
NTT West
NTT Group Synergy
NTT Comware
etc.
Comprehensive real estate businesses
NTT Urban Development

Cover Photo: The photo shows the progress of development in Tokyo's Akihabara district. Of the three large buildings in the center foreground, the largest-looking one is the Akihabara UDX building, which serves as the Company's head office building. It is in the largest class of Japanese buildings as measured by area per floor.

Multifaceted Strength for Growth

NTT Urban Development posted historical record highs for both net sales and income in fiscal 2007, ended March 31, 2008, marking the fourth consecutive year of growth in both categories. Fiscal 2007 was the final year of the previous medium-term management plan for which we achieved the management targets a year ahead of schedule. In fiscal 2008, we launched the next three-year plan—The NTT Urban Development Group Medium-Term Management Plan 2010.

The plan challenges us to set a course for steady and sustainable business growth through continuing to (a) diversify our methods for development, (b) improve development efficiency by focusing on areas for investment and realizing synergies through participating in commercial development projects related to existing facilities, and (c) diversify the types of projects.


Expand Area Development
Diversify Development Methods
Diversify Asset Classes

As of the fiscal year under review in this annual report, fiscal 2007 represents the fiscal year ended March 31, 2008.

Cautionary Note with regard to Forward-Looking Statements
Certain of the statements made in this annual report are forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date thereof. NTT Urban Development undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events.

For more detailed information, see page 8, Special Feature

NTT Urban Development Corporation
Years ended March 31/As of March 31

	Millions of yen			% Change	Thousands of U.S. dollars*5
	2006	2007	**2008**	**2008 / 2007**	**2008**
Net sales	¥110,833	¥128,215	**¥138,206**	7.8	**$1,379,444**
Operating income	21,716	25,091	**28,718**	14.5	**286,640**
Net income	11,401	12,995	**14,758**	13.6	**147,300**
Investment*1	54,622	48,595	**93,367**	92.1	**931,905**
Depreciation and amortization	23,828	23,657	**23,246**	(1.7)	**232,025**
Total assets	543,792	581,848	**900,325**	54.7	**8,986,182**
Property and equipment	410,777	434,753	**709,370**	63.2	**7,080,254**
Total net assets	115,696	125,169	**177,969**	42.2	**1,776,316**
Interest-bearing debt	268,942	293,069	**451,849**	54.2	**4,509,923**
Net operating income (NOI)*2	47,237	50,504	**52,748**	4.4	**526,487**
Return on equity (ROE) (%)	10.1	10.8	**11.3**	—	—
Equity ratio (%)	21.3	21.5	**15.1**	—	—
Dividend payout ratio (%)	29.1	25.3	**26.8**	—	—
Dividend on equity (DOE) (%)	2.9	2.7	**3.0**	—	—
Debt-to-equity (D/E) ratio (multiple)	2.3	2.3	**2.5**	—	—
Per share data:	Yen				U.S. dollars
Net assets*3	¥175,766	¥ 38,008*4	**¥ 41,442**	—	**$ 413.64**
Net income	17,201	3,949*4	**4,484**	—	**44.76**

Notes:
*1 Investment = Capital expenditure and purchases of investment securities (based on cash flow from investing activities)
The amount utilized to acquire additional preferred equity securities of UDX Tokutei Mokuteki Kaisha is included in purchases of investment securities for 2008.
*2. NOI = Property rental income − Property rental costs + Depreciation expenses (including prepaid long-term expenses)
2006 NOI is presented on a non-consolidated basis.
*3. Net assets per share = (Net assets − Share warrants − Minority interests) ÷ Number of shares outstanding at end of period
*4. Per share data for net assets and net income in 2008 is calculated based on the number of issued and outstanding shares after a five-for-one stock split executed on January 1, 2007, which raised the total number of outstanding shares to 3,291,200 shares. Per share data for previous fiscal years has not been adjusted to reflect the stock split.
*5. U.S dollar amounts have been translated from yen, for convenience only, at the rate of ¥100.19 to US$1.00, the exchange rate prevailing on March 31, 2008.

Net Sales (Billions of yen)


150
120
90
60
30
0
138.2
'04
'05
'06
'07
'08

Operating Income (Billions of yen)


30
25
20
15
10
5
0
28.7
'04
'05
'06
'07
'08

Net Income (Billions of yen)


15
12
9
6
3
0
14.7
'04
'05
'06
'07
'08

Interest-Bearing Debt/D/E Ratio
(Billions of yen)


(multiple)
600
500
400
300
200
100
0
6
5
4
3
2
1
0
451.8
2.5
'04
'05
'06
'07
'08

Investment (Billions of yen)


100
80
60
40
20
0
93.3
'04
'05
'06
'07
'08

NOI (Billions of yen)


60
50
40
30
20
10
0
52.7
'04
'05
'06
'07
'08

A Message from the President


Further Strengthening Our
Development Capabilities to
Achieve Sustainable Growth
Masaki Mitsumura
President and
Chief Executive Officer

NTT Urban Development's corporate philosophy is to contribute to realizing an affluent society by creating settings for human activity that are in harmony with the environment and providing conscientious services while remaining sensitive to changing social needs. Guided by our corporate slogan, "We create harmony.", we are developing a wide range of office, commercial, and residential businesses to fulfill our objective of continuing to create comfortable environments with an optimal balance among people, living spaces, and the environment. We aspire to realize ideal urban developments by combining high-quality structures with information and communication technology and providing complementary businesses and services.

In fiscal 2007, ended March 31, 2008, the leasing business increased earnings by revising rents for existing properties and acquiring new properties, while the residential property sales business benefited from appreciating property values over the previous term. These and other factors combined to produce record-high levels for both net sales and income for a fourth consecutive year, with net sales rising to ¥138.2 billion, operating income to ¥28.7 billion, recurring income to ¥26.1 billion, and net income to ¥14.7 billion.

Amid a generally uncertain outlook for real estate market conditions in Japan, the NTT Urban Development Group plans to leverage its portfolio of first-rate assets to maintain and strengthen the foundation for steady business growth while continuing to expand its core business scope and increase its corporate value.

September 2008

Masaki Mitsumura

President and CEO Masaki Mitsumura discusses trends in the Japanese real estate market, the Company's growth strategy, and other key issues.



Market Overview

Q1 Please discuss NTT Urban Development's fiscal 2007 results and your view on the Company's performance.

Fiscal 2007, the year ended March 31, 2008, opened with improving conditions in the Japanese economy that supported steady business through the first half for both the leasing and residential property sales businesses. Conditions deteriorated in the second half, however, as the subprime loan crisis slowed growth of the U.S. economy, oil prices surged, and other factors clouded the economic outlook. Residential property sales were especially hard hit as sales began polarizing because home buyers are becoming more selective about site location and property planning. The NTT Urban Development Group maintained its business growth momentum through the year by leveraging its established and solid business base.

The year was very fulfilling for the Company as we took several steps to lay the foundation for the Company's future, including aggressively investing in prime properties and launching the NTT Urban Development Group Medium-Term Management Plan 2010.

Q2 The subprime housing loan crisis has increased uncertainty about the future of the real estate market. How do you view the current market environment?

The Japanese real estate market has undoubtedly changed since the subprime housing loan crisis appeared. Financial institutions are revising their stance on real estate investment even within Japan, and it appears that procuring funds may become more difficult in some cases. In view of this along with such factors as the impact of yen appreciation and surging crude oil prices on Japanese companies, at this stage, it is impossible to predict how the situation will ultimately play out.

On the positive side, the undersupply conditions in the office leasing market that have persisted over the past several years remain in place, with supply particularly short for large-scale buildings in central Tokyo. In addition, the downward trend in rents in some of the cities in regions where rent levels have been declining appears to have reached bottom.

For residential property sales, I expect the polarization trend in sales along with the steep rise in land prices and increasing construction costs to contribute to ongoing harsh market conditions.

The sharp rise in land prices, which was raising concern about overheating of the real estate market, also appears to be easing, and we believe this will present opportunities to acquire prime properties and other assets.

Growth Strategy

Q3 Please discuss specific strategies to attain the targets set in the medium-term management plan for fiscal 2010.

Our strategies focus on three key objectives. First is to further develop and expand our core leasing and residential property sales businesses. We will do this in various directions by strengthening our development capabilities, improving our profit-earning capability, and collaborating with the NTT Group. The second objective is to develop new growth fields, and the third is to strengthen our management foundation to support consistent long-term growth. Our numerical targets for fiscal 2010 (ending March 31, 2011) are ¥180.0 billion in net sales, ¥36.0 billion in operating income, and ¥30.5 billion in recurring income with an operating margin of 20.0%.

Numerous projects that will help us achieve these objectives are already under way. Activities aimed at increasing the versatility of our project development methods and fortifying our development capabilities include the securitized project development of an office building in Sendai and a new project in Uchi Honmachi, Osaka. We are also developing a new collaborative project with our existing commercial facility in the prime Shijo Kurasuma district of Kyoto. In addition, we are looking into rental condominiums geared to elderly tenants as another way to diversify the content of our development projects.

To fortify our profit-earning capability, we are strengthening the tenant sales promotion activities of the leasing business and actively marketing to potential tenants for the Otemachi 1-Chome Urban Area Redevelopment Project Type 1 (first-phase), which is scheduled for completion at the end of March 2009. In residential property sales, we are responding to the polarization in the market by filling out our product planning and being more selective about our property purchases.

We are also considering new cooperative projects with the NTT Group. One such project is the plan to construct a commercial lease building on the former NTT Tenjin building site in Fukuoka, Kyushu, which we acquired under terms of a long-term land lease.



Q4 What is your perspective on the long-term and future direction of the Company in new growth fields?

In considering my vision for the Company, I first thought about how I wanted to construct NTT Urban Development's business portfolio for the medium term. In fiscal 2007, our Group portfolio comprised approximately 63% leasing revenue and 27% residential property sales revenue. Because the leasing business is susceptible to business condition trends, I submitted a challenge to create new growth fields to increase our ability to sustain steady growth into the long term. I believe increasing our activities in these growth fields will enable us to realize a balanced earnings structure in 2010.

New business fields include developing the fund business led by the Solution Business headquarters established in July 2007. At the end of March 2008, the four NU funds contained approximately ¥50 billion in total assets, and we plan to continue expanding them further. We are also examining business tie-ups and M&A as effective ways to expand new businesses, particularly for our real estate related operations.

In line with the growing trend of globalization in the real estate market, we are also looking into expanding our operations across borders to further fill out our asset portfolio. The NTT Group has amassed extensive experience developing businesses overseas as it supported the globalization of Japanese corporations, and I would like to work together with each of the Group companies in this direction.

Q5 How do you plan to fortify the management foundation, which has been identified as a key to stable growth?



Strengthening our business foundation is essential to support the growth strategies. Under Japan's Financial Instruments and Exchange Law, the NTT Urban Development Group employs real estate funds to raise funds to expand business. We, and all NTT Urban Development Group companies, operate on a framework that supports appropriate business management and compliance with all laws and regulations as a trader of financial instruments.

In March 2007, we established the Internal Control Committee in preparation for the fiscal 2008 adoption of the internal control reporting system under Japan's Financial Instruments and Exchange Law. We completed the implementation of measures to increase the visibility of our operational processes and to introduce additional controls related to financial reporting risks by March 2008. We plan to be fully prepared to submit complete and appropriate internal control reports in June 2009.

Corporate social responsibility (CSR) is another core element in the Medium-Term Management Plan 2010, which seeks to inspire a new level of CSR application as we create comfortable environments with harmony among people, living spaces, and the environment.

As our business expands, we have felt a growing urgency to hire new staff and upgrade our employee capabilities. We hire both mid-career professionals to provide immediate strength and new college graduates who will become core personnel for our future business operations. The inaugural class joined the Company in April 2007. We have high expectations for the new graduates who are already gaining important frontline skills. We plan to recruit an additional 15 to 20 new graduates, roughly the same as before, in April 2009. We intend to maintain and cultivate employees with a range of knowledge and experience to support and lead our advances in new businesses, international operations, and other new fields.

Capital Policy

Q6 Please discuss the Company's investment plans in terms of capital policy and returning profits to shareholders.

Our capital policy is based on our view that raising corporate value by realizing stable long-term growth is our foremost priority. While maintaining our financial soundness and conducting shareholder-oriented management, we aim to strike a balance between investment for future growth and returning profits to shareholders.

We focus on our debt-equity (D/E) ratio* as a key indicator of our financial standing. In fiscal 2007, we invested ¥93.3 billion, which was more than we had initially planned, and this raised our D/E ratio to 2.5. The Medium-Term Management Plan 2010 calls for ¥150 billion in developmental investment over the three years of the plan. In the medium term, we aim to maintain our D/E ratio near 2.3 by utilizing accumulating profit to increase equity capital and borrowing sensibly to support our investment strategies. Maintaining our current credit rating is also important, as efficient financing methods will be essential to realizing our investment strategy for business growth.

We also want to continue providing a stable and long-term profit return for our shareholders. In fiscal 2007, we raised dividend payments by ¥200 and distributed ¥1,200 per share for the year. We intend to maintain this level in fiscal 2008.

*Debt-equity (D/E) ratio = interest-bearing debt ÷ (equity capital + minority interests)

Earnings Forecast

Q7 What are the Company's earnings forecasts for fiscal 2008?

In fiscal 2008, the year ending March 31, 2009, we plan to expand our business with aggressive business operations oriented toward sustainable growth. Our specific forecast figures anticipate achieving a fifth consecutive year of sales and income growth with net sales growing by ¥8.7 billion, to ¥147.0 billion; operating income rising ¥5.7 billion, to ¥34.5 billion; recurring income growing ¥2.3 billion, to ¥28.5 billion; and net income increasing ¥200 million, to ¥15.0 billion.

In the leasing business, we anticipate healthy conditions in the office leasing market to support increased revenue from rent revisions for existing properties while newly acquired properties expand our profit inflow. Among our newer projects, we expect the brisk leasing business for the Akihabara UDX complex to produce a significant contribution to earnings. Akihabara UDX is owned by UDX Tokutei Mokuteki Kaisha (Special Purpose Company) which was made a consolidated subsidiary at the end of March 2008.

In the residential property sales business, condominium market conditions are becoming increasingly difficult. We are aiming to maintain business volume levels even with the previous year by utilizing the NTT Group strength of leading information and communications technology to enhance the value-added features of our structures.

I look forward to the understanding and support of our shareholders and investors as we endeavor to make fiscal 2008 a positive starting year for the NTT Urban Development Group Medium-Term Management Plan 2010 and seek to set the Company firmly on the path to achieving our fiscal 2010 performance targets.

Fiscal 2008 (Year ending March 31, 2009) Performance Forecast

Net Sales (Billions of yen)


147
150
120
90
60
30
0
'05
'06
'07
'08
'09
(Forecast)
(Years ended March 31)

Net Income (Billions of yen)


15
15
12
9
6
3
0
'05
'06
'07
'08
'09
(Forecast)
(Years ended March 31)

NTT Urban Development has accumulated an abundance of experience and accomplishments since its inception in 1986 as the Company advanced its core leasing and residential property sales businesses amid a rapidly evolving real estate market. We intend to sustain our growth momentum into the future by fortifying our business foundation based on a portfolio of prime properties balanced across the country and by aggressively promoting new development projects and new businesses.

The following is a discussion of business conditions in the industry and how we are formulating our medium- and long-term strategy to further establish our position in the market.

Trends

Real Estate Industry Trends

The real estate market in Japan remained in a long period of stagnation after the bursting of the economic bubble in Japan. During that period, society's awareness of the utility value of land and the importance of profitability led corporations to divest real estate assets from their balance sheets and return to metropolitan business centers.

Demand grew for property in convenient and profitable areas, such as large office buildings near key train stations in city centers and condominiums with easy access to transit infrastructure. Growth was also seen in the market for highly profitable properties—such as centrally located office buildings—securitized through Japanese real estate investment trusts (J-REITs) and Special Purpose Companies. These developments were accordingly reflected in land values. National average land prices sustained 15 years of consecutive declines from 1992 to 2007 when the improving economic conditions started raising land values in Japan's three major metropolitan areas, centered on Tokyo, Osaka, and Nagoya, and, in turn, stimulated real estate market activity in major regional cities across the country.

However, the subprime housing loan crisis and rising construction costs induced largely by soaring raw material prices have raised uncertainty about the future direction of the real estate market. In addition, Japan's revised Building Standards Law tightening building certification and inspection regulations is expected to intensify demand for increasingly higher-quality structures.

Yearly Trend in National Average Land Prices (%)


Tokyo Region/Residential Land
Tokyo Region/Commercial Land
National Average/Residential
National Average/Commercial
10
5
0
-5
-10
-15
-20
CY '92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Notes: 1. The "Tokyo Region" refers to the region of cities, wards, towns, and villages including already existing urban and suburban neighborhoods that is covered by the National Capital Region Development Law.
2. The rates of change are calculated by adding together the rates of year-on-year change in prices of individual continuous standard land lots and then dividing that sum by the number of continuous standard land lots.

(Source: Ministry of Land, Infrastructure and Transport)



Strength

NTT Urban Development Market Position

The NTT Urban Development Group has expanded its business operations by developing low book-value properties in prime locations transferred from our parent company NTT at the time of our establishment.

In fiscal 2007, our leasing business produced approximately 63% of the NTT Urban Development Group's total net sales. Over half of the revenue from the Group's asset portfolio comes from properties in the Tokyo metropolitan area, with the remainder deriving from properties in major regional urban areas. Many of our properties are local landmarks and include a complete palette of office buildings, commercial facilities, and rental condominiums featuring a diverse range of property uses and tenants.

Also, the age range of our property holdings spans structures that are over 21 years old, which are candidates for future reconstruction or as seed lots for new development, to newer buildings less than 5 years old. The diversity of our asset portfolio generates a stable source of scheduled renovations, reconstruction, and other operations, and the balance of our assets creates a solid business foundation.

In addition, we are developing and maintaining high-quality properties in each region and applying our accumulated know-how in the planning and development of telecommunications stations to provide the communications services essential to social infrastructure. To leverage our strengths in these areas, we are aggressively acquiring real estate from the NTT Group and external sources for future development projects while progressively advancing our current development projects.

Age Range of the NTT Urban Development Property Portfolio (%)


5 years or less
16%
21 years or more
7%
6–10 years
6%
16–20 years
28%
11–15 years
43%

Total Floor Space (m²) of Development Projects by Business Segment


■ Office ■ Commercial ■ Housing and Other
2,000,000
1,600,000
1,200,000
800,000
400,000
0
'88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08
(Years ended March 31)

Strategy

Future Growth Strategies



Net Sales (Billions of yen)
200
150
100
50
0
110.8
128.2
138.2
180.0
'06
'07
'08
'11 (Target)
(Years ended March 31)



Operating Income (Billions of yen)/ Operating Margin (%)
40
30
20
10
0
19.6
19.6
20.8
20.0
21.7
25.0
28.7
36.0
'06
'07
'08
'11 (Target)
(Years ended March 31)
Operating income
Operating margin

The NTT Urban Development Group established the new NTT Urban Development Group Medium-Term Management Plan 2010, with the aim of enhancing the Group's project development capabilities and profitability through the next three years.

This section introduces the plan of action, numerical targets, and the three core business strategies.

Numerical Targets

Years ended March 31

	2008		2011 (Target)
Net sales	138.2 billion	→	**180.0 billion**
Operating income	28.7 billion	→	**36.0 billion**
Recurring income	26.1 billion	→	**30.5 billion**
Operating margin	20.8%	→	**20.0%**

Achieving these numerical targets in three years would represent increases of 30% for net sales, 25% for operating income, and 16% for recurring income from our fiscal 2007 performance results.

Business Strategy 1: Further develop and expand the core leasing and residential property sales businesses

• Enhance Our Development Capabilities

Advance our development operations based on the three pillars of (a) diversify development methods, (b) expand area development, and (c) diversify asset classes.

Diversify Development Methods	We will diversify our development methods by expanding our own direct investments, using special purpose companies, and other methods. Specific objectives will include • Engage in development projects valued at an aggregate total of ¥150 billion over the three years of the plan • Apply our development capabilities to contribute to revenue expansion and cost reduction for NTT Group client companies and other companies and to expand our profit-earning opportunities
Expand Area Development	• Improve development efficiency by focusing our areas for investments: Make investments strategically and concentrate on highly efficient land and structure development • Expand the volume of commercial facility development: Work with existing commercial facility to develop complementary facilities based on our local-area strategies
Diversify Asset Classes	• Expand our development scope to make full use of our development functions: Seek new development projects, such as commercial buildings, hotels, and data centers • Aggressively develop rental condominiums: Aggressively develop business in areas with rental condominium potential Progress with development of condominiums geared to elderly tenants



Medium-term Management Plan 2010

• **Strengthen Our Profit-Earning Capability**

In the leasing business, we plan to conduct renovation investment of ¥30 billion over three years to raise the earning value of existing buildings, take strategic steps toward raising rents, strengthen our tenant management activities, and activate other measures to expand revenue. In the residential property sales business, we will aggressively develop the Wellith brand condominium business, enhance the added value of our condominiums by integrating the NTT Group's strength in leading-edge information communications technology, strengthen our after-sale service programs, and boost our marketing operations for investors.

• **NTT Group Collaboration**

While leveraging the strengths of the NTT Group to configure compelling and successful development proposals, we will utilize our position as the sole comprehensive real estate company of the NTT Group to participate actively in the development of the NTT Group real estate holdings.

Business Strategy 2: Cultivate New Growth Fields*

Cultivate new business fields, further develop the fund business and asset solutions business (including effective asset utilization), expand new and the Others segment category businesses, and advance the development of international operations.

*See page 22 for further details.

Business Strategy 3: Strengthen Our Management Foundation to Support Steady, Long-Term Growth

• **Fortify the Business Base**

Ensure transparent management, strengthen internal controls, establish a firm base for CSR management, and reinforce our human resources.

• **Financial Policies to Enhance Corporate Value**

Maintain a 2.3 D/E ratio into the medium term and utilize various methods to maintain and fortify our financial standing, such as fund scheme and asset rearrangement.

Employ shareholder-oriented management to realize consistent shareholder returns through dividend payments over the long term.

Leasing Business Income Targets

(Billions of yen)


100
50
0
77.4
85.3
89.9
100.0
+11%
'06
'07
'08
'11
Leasing NOI* 47.2
50.5
52.7
62.0
(Target)
(Years ended March 31)

*NOI is on a consolidated basis beginning in 2007 and 2008.

Residential Property Sales Business Income Targets

(Billions of yen)


60
30
0
23.5
32.6
38.4
60.0
+56%
'06
'07
'08
'11
Condominium units transferred
566
670
625
1,000
(Target)
(Years ended March 31)

Our Development Capabilities and New Project Initiatives



Interview

We are strengthening our development capabilities and diversifying our property portfolio to create a business foundation with sustainable strength into the long term.

Kimito Muragishi
Senior Executive Director,
Director on Special Assignment

Under the NTT Urban Development Group's Medium-Term Management Plan 2010, a key strategy is to strengthen our development capabilities to support further evolution and expansion of our core leasing and residential property sales businesses.

Q1 NTT Urban Development has been expanding its range of activities as a developer in various directions, such as developing idle assets of the NTT Group to enhance utilization effectiveness and recently has begun developing properties acquired from outside the Group. How did the Company cultivate its development capabilities?

NTT Urban Development received the little-used real estate properties of the NTT Group as an investment in kind, and uses the construction technology as well as information and communication technology fostered while building NTT telephone exchange stations and other facilities on those properties as the starting point for the independent construction of state-of-the-art intelligent buildings as well as our building lease and other operations. We went on to develop numerous structures that have become prominent large-scale structures in their urban centers, including the Urbannet Otemachi Building, Otemachi First Square, Seavans N Building, Granpark Tower, and Tokyo Opera City. Through this process and in completing these successful projects, we cultivated our fundamental capabilities as a developer giving us expertise in city planning and other institutional processes, adjustment of rights with related landowners, sensitivity to local neighborhoods, and tenant leasing.

Beyond those projects, we have been expanding our capabilities through the development of Akihabara UDX, the concerted redevelopment of the Otemachi area, the Osaka Station North District Advance Development, and other large-scale projects that were not part of the in-kind investment from NTT. Projects like these enabled us to develop our unique strength designing urban spaces that faithfully reflect the local area and create long-term and broad-based urban landscapes.

As the sole comprehensive real estate company in the NTT Group, one of our fundamental missions is to apply our expertise to realize the most effective and intensive use of the property holdings of the NTT Group. However, also as a comprehensive developer, while making full use of our capabilities to fulfill this mission, our most-important themes may be to realize our corporate slogan of creating comfortable environments with harmony among people, living spaces, and the environment and to continuously be involved in the creation of urban landscapes.

A bird's eye view of the Otemachi district in Chiyoda, Tokyo, where the Company currently has a large-scale project under way



Q2 The Company is currently developing the large-scale Otemachi 1-Chome and Osaka Station North District projects in collaboration with other developers. What is NTT Urban Development's role in these projects and what is the significance of these projects?

The Otemachi 1-Chome Urban Area Redevelopment Project is a large-scale project in one of Tokyo's high-profile business centers. The Company is deeply linked to the district through both its own landholdings as well as several sites owned by the NTT Group. The Osaka Station North District Advance Development project currently in progress adjacent to the Osaka Station of Japan Railway (JR) is the development of an expansive area often referred to as "the last prime location in the city."

I believe the opportunities to plan both of these large-scale development projects represents the recognition of our strength as an NTT Group member and the more than 100 development projects we have completed. Each will play a role in raising expectations for NTT Urban Development to contribute on various levels to the creation of urban landscapes.

I am also eager to make the independent development project in the prime Shijo Kurasuma district of Kyoto a showcase to distinguish our capabilities. This outstanding development project will be a multipurpose building complex of offices and commercial space linked to our neighboring commercial facility, Shinpukan.

Q3 Please discuss the future direction of the development business.

The Medium-Term Management Plan 2010 places the strengthening of our development capabilities as a primary strategy and sets three specific directions for our initiatives. These are (a) diversifying development methods to include securitization schemes and other approaches, (b) improving development efficiency by selecting areas for development and other multifaceted business development, and (c) diversifying the types of projects beyond development of office properties, where we are currently strongest, to include development of commercial facilities and rental apartment buildings. Of course, the utilization of the NTT Group landholdings is also an important theme.

A long-term perspective is essential in the real estate business, and we must be responsive to the various ongoing changes in the environment of the social economy. At the same time, I want to strengthen our development capabilities to continue diversifying our portfolio and create a business base that will enable sustainable growth.

Prime Properties in Major Cities across the Country

NTT Urban Development owns a wide variety of rental buildings centering on office buildings along with commercial facilities and residential rental housing. The Company maintains a balanced portfolio of properties in major cities across the country and is not excessively focused on properties in the Tokyo metropolitan area. The majority of the properties are located in high-revenue urban centers, with many buildings perceived as landmarks in their local regions. As of March 31, 2008, the total volume of rentable space in our office and commercial buildings was approximately 1.14 million square meters.



①

NTT Cred Motomachi Building
Location: Naka, Hiroshima
Footprint: 21,801m^2
Floor space: 160,418m^2
Completed: March 1994



UD Midosuji Building[1]
Location: Chuo, Osaka
Footprint: 2,097m^2
Floor space: 11,284m^2
Completed: October 1967



Urbannet Oroshimachi Building
Location: Wakabayashi, Sendai
Footprint: 10,600m^2
Floor space: 28,475m^2
Completed:
December 1993 (S Building)
September 1995 (N Building)



②

NTT-T Building
Location: Chuo, Fukuoka
Footprint: 8,526m^2 [249m^2] [2]
Floor space: 61,506m^2
Completed: September 1996


Kansai Area
Chugoku/
Shikoku Area
Tokai Area
Kyushu Area



③

Urbannet Nagoya Building
Location: Higashi, Nagoya
Footprint: 5,997m^2 [950m^2] [2]
Floor space: 75,047m^2
Completed: September 2005

Notes:
1 Because this is a joint- or classification-ownership property, the share of floor space corresponding to the share of ownership is shown.
2 Because these are structures on leased land (including a portion of leased land), the share of floor space corresponding to the share of owned land is shown. The portion in brackets represents the area of leased land.

NOI* by Region and Type of Property

(Fiscal 2007, Millions of yen)

Region	Office, Commercial	Residential, Other	Total
Central Tokyo	23,353	927	**30,146**
Other parts of Tokyo and the surrounding area	5,865		
Regional cities	18,450	4,151	**22,601**
Total	47,669	5,078	**52,748**

*NOI (Net Operating Income) = Real estate asset lease revenue − real estate lease cost + depreciation expense (including long-term prepaid expense)

Note:
The above-stated regions are defined as:
Central Tokyo: Chiyoda, Chuo, Minato, Shibuya, and Shinjuku wards
Other parts of Tokyo and the surrounding area: Parts of Tokyo other than the five wards mentioned above, as well as Kanagawa, Chiba, Saitama, Ibaraki, Gunma, and Tochigi prefectures
Regional cities: Locations other than those indicated above


Hokkaido Area
Tohoku/
Shinetsu Area



④

Urbannet Sapporo Building

Location: Chuo, Sapporo
Footprint: 5,369m²
Floor space: 31,255m²
Completed: October 2004



⑤

Urbannet Otemachi Building

Location: Chiyoda, Tokyo
Footprint: 9,361m²
Floor space: 117,618m²
Completed: June 1990

Leasable Floor Space by Region


Hokkaido 6%
Kyushu 5%
Chugoku/ Shikoku 14%
Kansai 8%
Tokai 10%
Central Tokyo 36%
Other parts of Tokyo and the surrounding area 16%
Tohoku/Shinetsu 5%

Share of Net Sales by Business Segment

Leasing Business

¥89.9 Billion


63%

Residential Property Sales Business

¥38.4 Billion


27%

See P19

Others Business

¥13.8 Billion


10%

See P22

Note: Figures are for actual performance in fiscal 2007.

Photos by:
① Kawasumi Architectural Photograph Office, ② Hiroshi Ito; ③ Kurumata Photography Office, ④ Forward Stroke; ⑤ Kokyu Miwa Architectural Photography

Leasing Business

○Leasing Business Operations

The leasing business is the core operation of the NTT Urban Development Group. In fiscal 2007, ended March 31; 2008, the leasing business contributed approximately 63% of the Group's total consolidated net sales. The business conducts rental operations of office buildings, commercial facilities, residential housing, and other properties in Tokyo, Nagoya, Osaka, Hiroshima, Fukuoka, Sapporo, and other major cities in Japan.

○Performance Review

Supply and demand in the office rental market in central Tokyo remained extremely tight in fiscal 2007, with large-scale buildings at virtually full occupancy as vacancy rates held near 2% through the year. The leasing business continues to generate solid revenues supported by healthy office demand as the decreasing availability of office space in new buildings is further tightening supply and demand conditions and spurring a rising trend in the average rental rates. In regional cities, the downward trend in rental rates appears to be reaching bottom. Vacancy rates still vary widely, however, and an across-the-board market recovery has not yet materialized.

In this operating environment, the vacancy rate for the Group's properties in the five central wards in Tokyo decreased from 0.9% at the end of fiscal 2006 to 0.5% at the end of fiscal 2007, placing its buildings virtually at full occupancy. The overall vacancy rate of the Group's buildings across the country increased from 2.1% to 4.2% over the same period as a result of the contract cancellation of the Johoku Building in Kita, Nagoya, but the vacancy rate has still remained at a low level.

In the leasing business, rental revenue generated from rent revisions for the Urbannet Otemachi Building, the Otemachi First Square in Chiyoda, Tokyo, and other existing buildings, primarily in central Tokyo, as well as from land rents for properties held by the real estate funds created in March 2007 supported growth in net sales of ¥4,604 million, to ¥89,917 million, and in operating income of ¥2,840 million, to ¥26,025 million, in the fiscal year under review.

The leasing business is expected to increase consolidated net sales in fiscal 2008, owing largely to the consolidation of the UDX Tokutei Mokuteki Kaisha in March 2008.

Net Sales (Billions of yen)


100
80
60
40
20
0
89.9
'04
'05
'06
'07
'08
(Years ended March 31)

Operating Income (Billions of yen)


30
25
20
15
10
5
0
26.0
'04
'05
'06
'07
'08
(Years ended March 31)

Trend in Office Vacancy Rates (%)


10
8
6
4
2
0
'04
'05
'06
'07
'08
(Years ended March 31)
Tokyo Five Central Wards (Data from Miki Shoji Co., Ltd.)
Tokyo Five Central Wards (The Company's vacancy rate)
Nationwide (The Company's vacancy rate)

Akihabara UDX (Photo by Forward Stroke)

Topics

Consolidation of the UDX Tokutei Mokuteki Kaisha

To fortify the core leasing business, the Company acquired additional preferred equity securities of the UDX Tokutei Mokuteki Kaisha (TMK), the owner of the Akihabara UDX Building, from its business partner Kajima Corporation and made the TMK a consolidated subsidiary in March 2008. As appropriate for an international IT center, Akihabara UDX is one of Japan's largest, multifunction business centers, with a leading-edge information and telecommunication infrastructure and the largest amount of area per floor of any structure in the nation.



Akihabara UDX
(Photo by Forward Stroke)

Steady Renovation Investment

We continue to invest in renovation projects for buildings that have been standing for 15 years or longer with the aim of enhancing their value. Renovation investment is a key strategy for achieving the goals of increasing leasing business revenue and raising the maintenance efficiency of existing buildings set forth in the NTT Urban Development Group Medium-Term Management Plan 2010. Roughly ¥30 billion has been earmarked for building renovation investment in the three-year period ending March 31, 2011.

The floor-by-floor renovation currently under way at the Otemachi First Square (West Tower) is already receiving praise from tenants for the marked improvements in building function and the building image. The extensive refurbishment includes renovating interiors and replacing lighting in public areas as well as making washroom facilities wheelchair accessible and complete with powder rooms.







(From left to right) Views of the renovated interior, elevator hall, and wheelchair access washroom facilities, complete with powder rooms, of the Otemachi First Square

Market Trends: Office Building Rental Rates

Since 2003, when a large volume of office buildings came onto the market and created an excess supply situation, office demand in the leasing market has been growing on the back of recovery in general corporate earnings and rising employee numbers. The decreases in vacancy rates and increases in office building rental rates have been particularly pronounced in central Tokyo. The building leasing market in central Tokyo generally has a solid demand base and appears to be relatively stable. However, concern exists that the rising trend in rental rates may begin to slow. The declining trend in rental rates in some areas appears to have reached bottom. Nevertheless, demand for office space continues to focus on central Tokyo. The changing economic conditions, including the apparent pause in the economic recovery in Japan, suggest that a cautious view should be taken regarding the office demand trend going forward.

Average Rental Rates in the Five Central Wards in Tokyo
(Yen, *Tsubo* (approximately 3.3m² per month))


40,000
30,000
20,000
10,000
0
35,906
21,683
CY '03 '04 '05 '06 '07
Newly constructed buildings
Existing buildings

(Source: Miki Shoji Co., Ltd.)

Interview



We expect leasing revenue to grow this year, but a sense of uncertainty remains. We plan to make aggressive efforts to enhance our facilities and invest in new projects.

Michihiko Kaite
Senior Executive Manager,
Building Service Headquarters

Q1 How is the leasing business performing in relation to the overall trend in the real estate leasing market?

The leasing business has generated steadily increasing sales over the past several years, supported by the general recovery in the Japanese economy and the accompanying flourish in demand for corporate office space in Tokyo. We expect the office leasing market to remain stable into fiscal 2010, the last year of the Medium-Term Management Plan 2010. Supported by this backdrop and buoyed by our existing properties as well as the offering of newly completed properties, we aim to raise leasing revenue by approximately ¥10 billion in fiscal 2010, compared with the fiscal 2007 figure. At the same time, the economic outlook is becoming more difficult to read and some believe office rents in central Tokyo may have reached a ceiling, which makes it important for us to monitor how the economic trends affect office demand.

Q2 How do the Company's office rents compare to the overall average office rent in the market?

The average office rent in the market is calculated based on rates offered for new offices, including newly constructed buildings. Since our overall average rent includes existing buildings, a simple comparison would not give an accurate picture of how our rates compare. Based on reports in newspapers and other media, office leasing demand is generally firm, particularly in central Tokyo, and the average rent is rising in the office market. In these market conditions, we revised rents with the renewal contracts of the tenants of our buildings and raised our average rent in the Tokyo area by about 10% in fiscal 2007. We plan to submit a similar level of rent increases with renewals in the Tokyo area in fiscal 2008. Conditions are generally less favorable outside of Tokyo, and we do not expect to be able to raise rents in other regions of Japan.

Q3 What else is the leasing business doing to increase sales?

Our tenants have been very pleased with our building renovation efforts, which have included strengthening building security and enhancing building functionality, and this is key to their accepting our proposed rate increases and our ability to increase revenue. To further our sales growth, in addition to continuing to submit rate increases with renewal contracts, we plan to invest in building upgrades, expand the floor area of our subleasing operation, and aggressively promote our leasing activities while investing in new development projects and acquiring profitable properties.

Residential Property Sales Business

Net Sales (Billions of yen)


40
30
20
10
0
38.4
'04
'05
'06
'07
'08
(Years ended March 31)

Operating Income (Billions of yen)


8
6
4
2
0
6.5
'04
'05
'06
'07
'08
(Years ended March 31)

Residential Property Sales Business Operations

The residential property sales business was launched in 2000 and centers on condominium development and sales. The business is considered a driver of the NTT Urban Development Group's growth and generated approximately 27% of total consolidated net sales in fiscal 2007. Led by the mainstay Wellith brand of condominiums, the business conducts various location-driven operations, including subdivided sales of building lots and others.

Performance Review

Condominium market conditions in fiscal 2007 included a declining supply of units nationwide and an ongoing upward trend in condominium prices. In the Tokyo area, condominium supply decreased by approximately 18% from the previous year to roughly 60,000 units. Nationwide, the number of condominiums offered for sale rose slightly in the Kinki region, but the varying levels among cities in other regions resulted in an overall decrease of more than 10% from the previous year. The average sales price rose nationwide in fiscal 2007, with the rate rising by over 10% in the Tokyo area, compared with the previous fiscal year.

Buyer sentiment was negatively affected during the year by the rising land values and construction costs that worked to push up property prices as well as the decreasing concern about the prospect of rising loan interest rates. In this environment, sales for residential property started polarizing as buyers steered away from properties with product plans that lacked special features and property locations with inferior convenience to transit and other facilities.

In addition, the tightening of building certification and inspection regulations under the revised Building Standards Law enforced in June 2007 caused a widespread delay in construction starts, including residential housing construction starts, which has raised concern regarding the market outlook.

In fiscal 2007, we enhanced our product planning to highlight the characteristics of each property and worked with operators with strong sales capabilities in their regions with the result of recording condominium sales of 625 units for the year. The top sales drivers during the year were the Wellith brand condominiums, including Wellith Azabu Mamiana (Minato, Tokyo), Wellith Kawagoe Rokkenmachi (Kawagoe, Saitama Prefecture), Wellith Uehonmachi Laurel Tower (Tennoji, Osaka), and Wellith Geo Senri-Satakedai (Suita, Osaka). Other sales operations included block sales of building lots in Iruma, Saitama Prefecture, to single-unit house manufacturers and other operations focused on promoting property location.

As a result, in fiscal 2007, the residential property sales business posted growth in net sales of ¥5,735 million, to ¥38,415 million, and growth in operating income of ¥1,364 million, to ¥6,593 million, for an operating income margin of 17.2%.

Topics

Detached House Sales Business: The Seasons Takatsuki

Over the course of four marketing campaigns, the Company sold all 124 lots in the large-scale urban housing development project "The Seasons Takatsuki" in Imashiro-cho in the Takatsuki district of Osaka. Sales results were very favorable, as, in each campaign, lots sold almost immediately after becoming available. Utilizing the prime land that was the former site of NTT West company housing, the Seasons Takatsuki is designed with public park facilities and greenery and with full consideration for safety and disaster prevention. The housing features are based on an "individual residence" design theme with a minimum subdivision lot size of approximately 132 square meters and the most modern community services, such as an Internet-based home security system.



(Left/Below left) Spacious urban-style single-family houses rather than "cramped metropolitan residences"
(Below) A central park space featuring the development's symbol tree, which is a nettle tree (hackberry tree)





Property Sales for Investors

In addition to condominium sales to individuals, the NTT Urban Development Group Medium-Term Management Plan 2010 includes condominium sales geared to investors as an additional source for securing revenue. Designed to expand our presence in the real estate investment market, this business operates on a business model of generating profit from the development value of office buildings, rental condominiums, hotels, and other structures. Properties are acquired or developed and then marketed as tenant-filled investment properties to institutional investors, private funds, real estate investment trusts (REITs), and other investors. Our aim is to generate ¥10 billion in net sales from the business in fiscal 2010.

Market Trends: New Housing Starts

During the prolonged economic stagnation after the collapse of Japan's bubble economy, buyer priorities for property selection shifted to an increased focus on proximity and convenience to the workplace, while the supply of condominiums in city centers increased as corporations divested real estate from their asset holdings. These trends supported the rehabilitation of urban city centers, particularly in major cities. At the same time, falling land prices and other factors led to declining residential property prices, making residential property in city centers more affordable. However, soaring land prices and rising construction costs pushed up residential property prices in the second half of fiscal 2007, and a bipolarization in condominium sales developed while inventory risk increased for real estate companies. Nevertheless, interest in central city properties in prime locations remains high, and we are emphasizing property location and product planning to stimulate latent consumer demand.

New Construction Starts of Dwellings by Region (Units)


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1,035,598
'04
'05
'06
'07
'08
(Years ended March 31)
Tokyo Metropolitan Area
Chubu Area
Kinki Area
Other Areas

(Source: Ministry of Land, Infrastructure, Transport and Tourism)

Interview

We plan to leverage the trust in the NTT brand while expanding marketing of the Wellith brand and elevating customer satisfaction to a new level.



Hideo Osawa
Senior Executive Manager,
Residential Development Department

Q1 What are the special features and strengths of the Wellith brand?

The Wellith brand was created in 2000 as NTT Urban Development's unique brand of condominiums. The name Wellith is a combination of the words "well" and "with" representing the concept of "living well" or "living with comfort." The brand focuses on six key concepts: "Long-Life Value," "Comfort Space," "Beautiful Landscape," "Information Technology," "Security & Safety," and "Mansion Care & After-Service". Our objective is to build high-quality condominiums in which customers would be happy and satisfied to live.

We have only been a presence in the condominium market for nine years and realize that we are still in the growing stages for the brand. At the same time, we have the unique strengths of the long-established trust in the NTT brand in the telecommunications industry, advanced construction technology, and the ability to focus the overall strength of the NTT Group to integrate information technology and other services and technologies to our products. In addition, our position of acquiring properties from the NTT Group which is utilizing the idle assets, such as former corporate housing sites in Tokyo and major regional cities, gives us tangible traction for future business growth.

Q2 What are the conditions in the condominium market and how is the Company responding?

Condominium supply in the Tokyo area had remained at quite a high rate of 70,000 to 80,000 units annually for several years, but supply has since fallen to a very tight 40,000 to 50,000 units. Considering that consumer sentiment is playing a large role in the slowdown, we believe condominium supply will either hold at this level or drop even further. At the same time, we think there is a strong base of latent demand among the "new baby boomers" and "next new baby boomers" aged 28 to 37 as well as among senior-aged homeowners ready to acquire a residence for after retirement. We are focusing on analyzing the specific needs of these and other groups and believe we can develop our business to meet their expectations.

Q3 After-sales services can be expected to become increasingly important as Wellith brand sales grow. What is the Company doing to prepare for this?

Our building management operations are conducted within the NTT Urban Development Group through affiliations with NTT Urban Development Builservice Co. and NTT Urban Development West BS Co. In addition, we are fortifying our after-sales system to give it a stronger orientation to the customer perspective. In December 2007, we established the Residential Housing Customer Satisfaction Promotion Office with the specific aim of further raising customer satisfaction. As we enhance our after-sales services, we also collect customer feedback that we integrate into future products.

Others Business

Net Sales (Billions of yen)


15
12
9
6
3
0
13.8
'04 '05 '06 '07 '08
(Years ended March 31)

Operating Income (Billions of yen)


1.2
1.0
0.8
0.6
0.4
0.2
0
0.9
'04 '05 '06 '07 '08
(Years ended March 31)

Others Business Operations

The others business segment of the NTT Urban Development Group comprises various support operations, such as office building management and the operation of food service facilities, to create added value for the core leasing business, as well as activities aimed at expanding the scope of the Company's business. The Company views the operations of the others business as new growth fields and plans to expand new businesses in the segment centered on the real estate business.

Performance Review

In fiscal 2007, the others business posted growth in net sales of ¥321 million, to ¥13,845 million, and growth in operating income of ¥21 million, to ¥973 million. The increases were primarily due to the full year contribution of NTT Urban Development West BS Co., which launched operations as a consolidated subsidiary in January 2007.

Development of New Growth Fields*

Promotion of Fund Business and Asset Solutions

- While expanding fund operations and advancing development-oriented securitization operations, establish an asset solutions business based on effective utilization of real estate assets

Expansion of Existing Others Businesses

- Expand building services companies in line with the growth of core business operations
- Expand operations of the food services companies to provide a wider range of office support services

Expansion of New Businesses

- Aggressively expand operations focused on fields related to the real estate industry
- Employ M&A and business alliances to facilitate business expansion

Development of International Operations

- In response to the globalization of the real estate market, enlarge our sphere of operations in tandem with the NTT Group to expand and fill out our asset portfolio, with a focus on Asia


Leasing
Residential
Property Sales
New
Growth
Fields

* See page 11 for further details.

Topics

Conditions in the Real Estate Securitization Business

The real estate securitization market began rapidly growing in Japan in September 2001 when two investment corporations were listed on the Tokyo Stock Exchange following the enforcement in 2000 of a revised law, the Law concerning the Securitization of Specified Assets by Special Purpose Companies (the SPC Law), concerning asset liquidation. NTT Urban Development launched its NU-1 real estate fund in March 2006.

The formation and management of the real estate fund provides the Company with an exit strategy for the buildings it develops, generates a steady revenue flow from asset management and property management fees, and creates more business opportunities through property acquisitions, cooperative ventures, and other activities. The Company currently manages four real estate funds covering its rental properties in the Tokyo area, corporate housing sites acquired from the NTT Group, and other holdings. As of the end of fiscal 2007, assets under management in the funds amounted to approximately ¥50 billion. The funds also include development-oriented securitization projects, including the NU Sendai Futsukamachi Building (tentative name), which commenced construction in May 2008.



The Quest Court Harajuku, included in the NU-1 Fund
(Photo by Nacasa & Partners)



NU Sendai Futsukamachi Building (tentative name)

Market Trends: Securitization of Real Estate

In the field of real estate securitization, in response to the needs of real estate owners and investors, the legal infrastructure has been put into place, know-how related to securitization has been accumulated, and the types of securitization products have been diversified. The expansion of the real estate investment market in recent years that was spurred by the use of real estate securitization has contributed to increased real estate acquisitions and supported a widespread recovery in land prices. During fiscal 2007, securitized real estate assets were valued at approximately ¥8.4 trillion, and, as the end of the securitization periods has approached, the number of refinancings and reselling of properties has increased. However, the subprime housing loan crisis is affecting the flow of foreign assets and conditions for fund procurement, and it will be necessary for the Company to monitor the effects on the real estate market.

Real Estate Securitization Results
(Billions of yen)


10,000
8,000
6,000
4,000
2,000
0
8,439.5
'04
'05
'06
'07
'08
(Years ended March 31)
J-REIT
Non-J-REIT
Non-J-REIT refinance or resale properties

(Source: Ministry of Land, Infrastructure, Transport and Tourism)

Principal Portfolio Properties

Office Buildings

Providing functional, worker-friendly office spaces that facilitate efficient business operations

The office buildings owned by NTT Urban Development are located in major business centers. Although the Company's establishment in 1986 is relatively recent compared with other major players in the real estate industry, NTT Urban Development has used this to its advantage by installing the most technologically advanced facilities with regards to air-conditioning, security systems, and information and communications infrastructure. Such modern features underlie NTT Urban Development's ability to offer functional, worker-friendly office spaces.



①

Urbannet Otemachi Building

A base for business on the global stage, featuring 3,250m² of pillar-free floor space on each floor

- Location: Chiyoda, Tokyo
- Footprint: 9,361m²
- Floor space: 117,618m²
- Size: 22 floors above ground, five below
- Completed: June 1990
- Awards: '91 Illuminating Engineering Institute of Japan Award for Outstanding Lighting (Lighting Facilities Merit Award)
  '91 Japanese Society of Commercial Space Designers Awards (Merit Award)
  '91 Japan Sign Design Association (SDA) Awards (System Division Award)
  '92 Building Contractors Society (BCS) Award



②

Otemachi First Square

Intelligent offices appropriate for the multimedia era—The Otemachi district's first twin tower, designed for maximum amenity

- Location: Chiyoda, Tokyo
- Footprint: 6,236m² (Portion owned by NTT Urban Development)
- Floor space: 54,284m² (Portion owned by NTT Urban Development)
- Size: 23 floors above ground, five below (West Tower)
- Size: 23 floors above ground, four below (East Tower)
- Completed: February 1992 (West Tower)
  May 1997 (East Tower)
- Awards: '97 Fire and Disaster Management Agency Secretary Prize for Fire Fighting and Disaster Preparedness System
  '98 Illuminating Engineering Society of North America's International Lighting Design Awards (Special Award for Outdoor Lighting)
  '98 Japan Sign Design Association (SDA) Awards (Second-place Prize, District Design Prize)



③

Seavans N Building

An intelligent building with the NTT Group's most advanced technologies that respond to sophisticated information society needs

- Location: Minato, Tokyo
- Footprint: 13,144m²
- Floor space: 78,488m²
- Size: 24 floors above ground, two below
- Completed: January 1991
- Awards: '91 Japanese Society of Commercial Space Designers Award
  '91 Japan Sign Design Association (SDA) Encouragement Awards (System Division and Symbol Division)
  '91 Urban Design Center Cityscape Grand Prize (Landscape Design Division)
  '92 Building Contractors Society (BCS) Award
  '93 Society of Heating, Air Conditioning and Sanitary Engineers of Japan Awards (Technology Award for Building Mechanical Service System)



④

Granpark Tower

A "triple complex" building featuring offices, a shopping zone, and residences

- Location: Minato, Tokyo
- Footprint: 14,227m² (Portion owned by NTT Urban Development)
- Floor space: 138,423m² (Portion owned by NTT Urban Development)
- Size: 34 floors above ground, four below
- Completed: August 1996
- Awards: '97 Japan Sign Design Association (SDA) Awards (Public Sector Award)
  '98 Green City Awards (Yomiuri Shimbun Prize)



⑤

Tokyo Opera City

A dynamic "theater city" unparalleled anywhere in the world, this complex combines cultural facilities with a business zone

- Location: Shinjuku, Tokyo
- Footprint: 3,831m² (Portion owned by NTT Urban Development)
- Floor space: 33,086m² (Portion owned by NTT Urban Development)
- Size: 54 floors above ground, four below
- Completed: August 1996
- Awards: '00 Building Contractors Society (BCS) Awards (Special Prize)
  '00 Japan Association for Real Estate Sciences Business Performance Award



⑥

NTT Makuhari Building

A 26-story structure serving as an R&D base for sophisticated information and communications services in the 21st century

- Location: Mihama, Chiba
- Footprint: 40,602m²
- Floor space: 170,499m²
- Size: 26 floors above ground, one below
- Completed: June 1993
- Awards: '94 Intelligent Awards (Merit Award)


⑦

Urbannet Nagoya Building

Highly comfortable work space with superior energy conservation features based on the concept of "a next-generation building with people-, community-, and earth-friendliness for the environmental protection era."

- Location: Higashi, Nagoya
- Footprint: 5,997 [950]m²
- Floor space: 75,047m²
- Size: 22 floors above ground, three below
- Completed: September 2005
- Awards: '06 Good Design Awards (Architecture/Environment Design Division Merit Award)
  '06 Japan Sign Design Association (SDA) Awards (Chubu District Encouragement Prize)
  '06 Illuminating Engineering Institute of Japan Awards (Facilities Prize)
  '06 Aichi Prefecture Machinami Architecture Prize

* A portion of land for the Urbannet Nagoya Building is a leased property. Accordingly, the figure in brackets represents the footprint for the leased portion.


⑧

Akihabara UDX

A new symbol of the Akihabara district designed to be a global IT center

- Location: Chiyoda, Tokyo
- Footprint: 11,547m²
- Floor space: 155,629m²
- Size: 22 floors above ground, three below
- Completed: January 2006
- Awards: '06 Japan Sign Design Association (Encouragement Prize)
  '07 Japan Sign Design Association (SDA) Awards (Grand Prize/METI Minister's Prize)

* Akihabara UDX is a building owned by the UDX Tokutei Mokuteki Kaisha that is a consolidated subsidiary of NTT Urban Development.

Residential Properties for Sale

Proposing high-quality residences that complete residents' lives and maintain value as assets

In the growth-driven Residential Property Sales Business, NTT Urban Development offers the Wellith brand of residential properties, developed based on the concept of "Creating perfect residences through customer-developer collaboration." By proposing high-quality residences that accommodate customers' desire for permanent dwellings, NTT Urban Development continues to address ever-diversifying needs.



Grand Wellith Totsugakudo Koen

- Location: Nakano, Tokyo
- Size: 79 residences
- Completed: February 2003
- Award: '03 Good Design Award



Grand Wellith Seta

- Location: Setagaya, Tokyo
- Size: 72 residences
- Completed: March 2006
- Award: '07 Good Design Award



Wellith Azabu Mamiana

- Location: Minato, Tokyo
- Size: 37 residences
- Completed: January 2008



Wellith Uehonmachi Laurel Tower

- Location: Tennoji, Osaka
- Size: 267 residences
- Completed: March 2008

Photos by:
①④ Kokyu Miwa Architectural Photography; ② Nacasa & Partners; ③ Monma Kaneaki; ⑤ Studio Murai; ⑥ Kawasumi Architectural Photograph Office, ⑦ Kurumata Photography Office, ⑧ Forward Stroke

Corporate Social Responsibility (CSR)

As a member of the NTT Group, NTT Urban Development contributes to the realization of a sustainable society that is comfortable to live in by developing high-quality real estate, and creating spaces that foster harmony among people, living spaces, and the environment.

People create living places, living places stimulate and energize people, and the environment provides the backdrop for the peaceful interplay between people and the urban landscape. From its inception in 1986, NTT Urban Development has implemented many initiatives in its business activities under the belief that its social responsibility is to harmoniously bring these elements together to create ideal urban spaces.

NTT Urban Development formulated the NTT Urban Development CSR Basic Policy in July 2006 to provide the foundation for the Company's CSR management. The Company conducts various activities to ensure full and widespread understanding of CSR policies, including providing CSR training, conducting Companywide employee surveys and benchmark surveys, and analyzing employee comments and opinions. In fiscal 2007, the Company initiated the CSR Management Action Plan, to be implemented by fiscal 2010, that presents specific goals and practices to implement in business activities as well as provides for regular reviews. As one accomplishment of the Action Plan, in May 2008 the Company announced the NTT Urban Development Policy on Corporate Social Responsibility, which sets directions for the Company's CSR policy.

Our CSR management centers on building better relationships with all stakeholders and earnestly implementing CSR in our business activities as we endeavor to fulfill our corporate slogan of "We Create Harmony.". Successful execution of the Action Plan will require raising CSR awareness and promoting a unified effort from employees. To this end, we held Employee Caravans 19 times in various locations in fiscal 2007 to provide a Group work setting in which employees could create and provide specific CSR-related ideas that were then integrated into the Action Plan.

We intend to continue efforts to raise CSR awareness among all of our employees and apply CSR management to achieve the objectives of the NTT Urban Development Group Medium-Term Management Plan 2010.



CSR Homepage

We regularly update and expand our CSR homepage to continuously improve communication with our stakeholders. Please visit our website to view or download our annual CSR reports for fiscal 2006 and fiscal 2007, which contain the latest CSR information from the Company.

http://csr.nttud.co.jp/
(in Japanese only)

CSR Management Policy System



NTT UD's Distinctive CSR
• Corporate philosophy
• Management stance
• Action policies
CSR Basic Policies
• Environmental policy
• Social contribution activities policy
Fundamental CSR
Corporate governance, corporate ethics, compliance, respect for human rights, and information disclosure, etc.

○Harmony Between People and Living Spaces

Mecenat Award 2007

The Tokyo Opera City Cultural Foundation, a consortium of five companies including NTT Urban Development, received the 2007 Mecenat Award for Planning and Operation for the Tokyo Opera City complex.

The Association for Corporate Support of the Arts, Japan has presented the Japan Mecenat Awards annually for 17 consecutive years to corporations and corporate foundations whose support for the arts has significantly contributed to Japanese arts and culture. The reward recognizes the activities of the Tokyo Opera City Cultural Foundation which include hosting the annual Toru Takemitsu Composition Awards and the Composium music festival, presenting a full music environment to foster appreciation among young music composers and the general public, and various projects within its art gallery.

A "City of Theaters" Supporting Various Cultural and Artistic Activities

Tokyo Opera City is a combined cultural, commercial, and business complex. The cultural facilities contain six theaters and halls, including the New National Theatre Tokyo for performing arts and a concert hall for classical music performances, as well as two modern art galleries. The concentrated collection of performance spaces, which is a virtual "City of Theaters", has received strong acclaim from around the world.

Takemitsu Memorial Hall



The high ceiling, unique vaulting pyramid shape, and natural wood of the Takemitsu Memorial Hall create ideal vibration and resonation acoustic conditions. The hall itself was designed as a massive musical instrument. NTT Urban Development participated in the construction of the Tokyo Opera City complex and has been an active member of the foundation's cultural and artistic activities for 10 years.

○Harmony Between Living Spaces and the Environment

Results of Environmental Preservation Activities

As a member of the NTT Group, the Company takes account of its mission as a real estate developer to realize environmental objectives in three specific areas: 1) implement building management operations that help to prevent global warming, 2) reduce usage of paper resources in office operations and other activities, and 3) limit construction waste. The Company is implementing measures to reduce the environmental burden of its operations and has set a fiscal 2010 target of reducing CO_2 emission units (standard units) per operating area by 9% from the fiscal 2003 level.

CO_2 Emissions Volume Trend



(Emission volume: tons)
Emission volume per building space unit: kilograms of CO2/m2
220,000
200,000
180,000
160,000
0
140
130
120
110
100
90
80
0
128.3
116.7
'04
'05
'06
'07
'08
'11
(Years ended/ending March 31)
Emission volume
Emission volume per building space unit

*Figures for 2011 are not adjusted for CO_2 emissions associated with buildings completed after 2007.

Coverage: Emission volumes represent emissions from buildings owned by the Company and the percentage of emissions from buildings co-owned by the Company based on the percentage of ownership.

Alleviating the Urban Heat Island Effect

The heat island effect in urban areas has become a problem in recent years and an increasingly serious issue in Japan. The Company has developed a unique method of counteracting the heat island effect: rooftop gardening using a sweet potato hydroponics system.

Demonstration experiments conducted in 2006 with NTT Facilities, Inc., atop the Urbannet Mita Building (Minato, Tokyo) found that areas planted with sweet potatoes reduced roof temperatures by as much as 27 degrees Celsius compared with unplanted rooftop areas and the release of water vapor (transpiration) from the potatoes absorbed 80% of the sun's energy (net radiation). The test, therefore, verified that this rooftop hydroponics system could play a significant role in alleviating the heat island effect in urban areas. Encouraged by the test results, the Company is seeking to develop the system for use on its buildings.



Greenifying roofs can greatly reduce surface temperatures



Sweet potatoes harvested from roof garden

○Harmony Between Employees and Society

Participation in the Akiba Cleanup Activity

The Company actively participates in the Akiba Smile Project, which aims to increase safety and security and bring smiles to the faces of visitors to the world-renowned Akihabara district, which is home to the Company headquarters. (Akiba is the popular name locals and visitors use for the Akihabara area.) The program is run by Akiba Town Management Organization (Akiba TMO), a collaboration of groups from Chiyoda Ward, local citizens, and local entities with connections to the area. The program's main activity is a volunteer community cleanup and patrol held every Sunday. The employees enthusiastically participate in maintaining and raising the attractiveness of its home base in the Akihabara district. As a local development company, the Company contributes funds to support Akiba TMO, which was established in December 2007 during the redevelopment of the Akihabara train station front area.



Akiba Smile!

Akiba Town Management Organization
http://smile.akibatmo.jp/
(in Japanese only)

Makuhari Charity Flea Market

NTT Urban Development employees donated items to the Makuhari Charity Flea Market held in May 2008 in the Makuhari area of Mihama, Chiba. The Company's NTT Makuhari Building stands in the area, and we eagerly accepted the invitation from a local association promoting community development of the Makuhari district to show our support for the project.

The charity event is run by a volunteer organization comprised mainly of students at nearby Kanda University of International Studies and is held on the university campus. Proceeds from the sale of the donated goods are presented to non-profit social work organizations. The students created a lively and fun flea market that also featured a student hula dance show and other performances.



A free vegetable market

Corporate Governance/CSR Management System

The Company is deeply aware of its social responsibility as a member of society and seeks to ensure the full application of corporate governance and its CSR management system while enhancing its corporate value with comprehensive risk management, corporate ethics, and compliance administration.

Corporate Governance

The Company recognizes strong corporate governance as a fundamental management issue and views the implementation of governance measures as an essential element to maximizing corporate value. NTT Urban Development operates with full management transparency and accountability to deepen the trust-based relationships it maintains with stakeholders, including shareholders and other investors, as well as customers, business partners, and society as a whole.

NTT Urban Development employs a system of corporate auditors. As stipulated in Japan's Company Law, the Company's governance organizations comprise the General Ordinary Meeting of Shareholders, the Board of Directors, the Board of Corporate Auditors, and the accounting auditor. The Company has also established the Management Council, which deliberates with the President on matters of management importance within his decision-making capacity with the goal of ensuring speedy decision making related to the execution of duties. In addition, full-time corporate auditors attend Management Council Meetings to further enhance transparency in the decision-making process. In fiscal 2007, the Board of Directors comprised 15 Directors, one of whom was an outside Director. The Board decides important matters, sets basic policies regarding management and business execution, and supervises the execution of duties by Directors. In principle, the Board of Directors convenes once a month with additional meetings as necessary.

The Board of Corporate Auditors has four members, all of whom are outside auditors. In principle, the Board of Corporate Auditors meets regularly once a month and holds additional meetings as necessary. Auditors conduct their duties according to the audit plan established by the Board of Corporate Auditors. Auditors attend Board of Directors meetings and other important meetings, evaluate the business execution performances of the Directors, conduct management audits, and audit the status of the Company's assets.

As of June 19, 2008, the Board of Directors comprised 16 Directors, including one outside Director, and the Board of Corporate Auditors comprised 4 members, all of whom were outside auditors.

CSR Management System

Reflecting our view of the fundamental importance of CSR, in December 2005 we established the CSR Promotion Office as the organizational head for a comprehensive CSR structure. The CSR Committee, chaired by the CSR Director, meets regularly to formulate CSR Basic Policy, the CSR activity schedule for the year, and the CSR Action Plan, and to conduct extensive reviews to support CSR activities throughout the Group.

Corporate Governance/CSR Management System


Shareholders
Supervision
Disclosure / Explanation
Board of Directors
Accounting Auditor
Board of Directors
Attorney
Corporate Auditors Office
Corporate Audits
Accounting Audits
Supervision
Management Council
CSR Committee
Corporate Ethics Promotion Committee
Investment Deliberation Council
Confirmation of Appropriateness
Corporate Governance
Internal Control Department (Assessment Center)
Directors
Management Control / Risk Management
Control / Monitoring
Headquarters of Branch Organization
Business Process Implementation and Risk Management
Administrative Divisions of Group Companies
Control / Monitoring
Subsidiaries
Risk Management/ Internal Control

Internal Control

The President is in charge of business execution involving the creation and development of an internal control system, under the supervision of the Board of Directors and the Board of Corporate Auditors. In accordance with the May 2006 enforcement of the Company Law, the Board of Directors in the same month passed a resolution on the Company's Internal Control System Basic Policy. With the aim of enhancing the basic policy's scope and content, the Board of Directors revised the policy in March 2007 and 2008 in line with Japan's Financial Instruments and Exchange Law and regulations relating to the elimination of anti-social influences.

The Internal Control Committee was established in March 2007 to ensure compliance with the internal control and reporting requirements and other regulations in the Financial Instruments and Exchange Law enforced from the fiscal year starting on and after April 1, 2008.

Internal Control System Basic Policy (Revised March 2008)

- A system to ensure that Directors and employees adhere to laws and regulations and the Company's Articles of Association in the execution of their duties
- A structure for storing and managing information pertaining to the execution of duties by Directors
- Provisions and other systems concerning administration of the risk of losses
- A framework to ensure the efficient execution of duties by Directors
- A system for ensuring the appropriateness of operations of the Company and the entire corporate Group, including its parent company and subsidiaries
- Items pertaining to employees who are appointed to assist corporate auditors in their duties
- Items concerning the independence from Directors of employees who are appointed to assist corporate auditors in their duties
- A system for Directors and employees to report to corporate auditors and for other reporting to corporate auditors
- Other structures to ensure that audits are performed effectively by corporate auditors

Risk Management

Risk management is an essential part of the Internal Control Systems. NTT Urban Development's risk management initiatives aim to promote and increase corporate value by understanding the internal and external risks borne by the Company's operations, implementing pertinent countermeasures, and ensuring appropriated and effective management decisions. In March 2007, NTT Urban Development reviewed its Internal Control System Basic Policy and formulated a set of risk management rules and regulations. In this manner, the Company strives to address and manage a wide variety of risks and to secure the continuous and stable development of operations.

As an example of its efforts to implement thorough risk management, the Company seeks to identify and minimize all potential risks when considering investment in new development projects. Such risks include rent decreases, construction delays, neighborhood backlash, and ground pollution or other environmental issues.

Corporate Ethics and Compliance

The Company has established a corporate ethics and compliance organizational structure that includes the Corporate Ethics Promotion Committee that discusses ethics and compliance matters and that conducts training, provides a consultation service for employees, and other related activities.

Matters Relating to Outside Directors and Outside Corporate Auditors

The Company maintains one outside Director and four outside corporate auditors to provide a wide range of management perspective. The Company has appointed an executive from NTT as an outside director and another as an outside auditor. NTT maintains a shareholding ratio of 67.3% in the Company. However, the Company requested these appointments and conducts its management decisions independently.

Executive Compensation

The Company utilizes a performance-based compensation system with Director remuneration comprised of a monthly salary and bonus payments. The monthly salaries are determined based on each Director's role and level of responsibility. Bonus payments are largely determined in reference to the Company's performance results.

In addition, during a Director's term of service, a minimum specified amount of each Director's monthly salary is utilized to acquire Company stock, which is administered under a Directors' stock accumulation plan.

Compensation Paid to Directors and Corporate Auditors in Fiscal 2007

Classification	Number of persons	Amount paid (millions of yen)
Directors (including one outside Director)	15 (1)	317 (—)
Corporate auditors (including outside auditors)	4 (4)	51 (51)
Total	19	369

Notes:
1. Employee compensation is considered separately and is not included in compensation to employees who serve concurrently as Directors.
2. By a resolution ratified at the Company's 22nd General Ordinary Meeting of Shareholders held on June 21, 2007, the maximum annual allowances for compensation of Directors and corporate auditors were set at ¥480 million and ¥80 million, respectively.
3. The Director compensation amount includes ¥66 million in bonuses paid during the year.

Directors and Auditors (As of June 2008)

President and Chief Executive Officer



Masaki Mitsumura

Senior Executive Director



Kimito Muragishi

Director on Special Assignment

Executive Directors



Hiroto Miyake

Senior Executive Manager, Solution Business Headquarters



Seiya Wakaizumi

CSR Director
In charge of Tokai Branch, Kyushu Branch Office and Hokkaido Branch Office



Michihiko Kaite

Senior Executive Manager, Building Service Headquarters



Hideo Osawa

Senior Executive Manager, Residential Development Department

Senior Directors



Hideki Tokunaga

Executive Manager, Chugoku Branch Office



Akitoshi Ito

Executive Manager, Kansai Branch Office



Takahiro Okuda

Senior Executive Manager, Corporate Planning Department
In charge of Accounting and Finance Department



Yoshiharu Nishimura

Senior Executive Manager, Development Promotion Department



Satoshi Shinoda

Deputy Senior Executive Manager, Solution Business Headquarters
Senior Executive Manager, Solution Business Department 1



Kazuhiro Hasegawa

Deputy Senior Executive Manager, Solution Business Headquarters
Senior Executive Manager, Fund Business Department



Hiroshi Iijima

Deputy Senior Executive Manager, Building Service Headquarters
Senior Executive Manager, Building Service Planning Department



Shiro Nakahara

Senior Executive Manager, General Affairs Department



Kiyoshi Mita

Corporate Adviser



Shozo Ito

Corporate Auditors



Hikozaemon Enoki



Reiichi Nakano



Norihisa Kakuchi

Corporate Auditor (part-time)



Toshio Maegawa

Organization Chart (As of June 2008)


General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Corporate Auditors Office
Board of Directors
President and Chief Executive Officer
Management Council
Internal Audit Office
Corporate Planning Department
Group Planning Office
Accounting and Finance Department
Internal Control Documentation Office
General Affairs Department
CSR Promotion Office
Human Rights Education Office
Development Promotion Department
Solution Business Headquarters
Solution Business Department 1
Solution Business Department 2
Fund Business Department
Residential Development Department
Residential CS Promotion Office
Building Service Headquarters
Building Service Planning Department
Building Management Department
Property Management Department
Tokai Branch Office
Planning Department
Development Department
Sales Department
Building Management Department
General Affairs Department
Kansai Branch Office
Planning Department
Development Department
Residential Service Promotion Department
Chugoku Branch Office
Planning Department
Development Department
Sales Department
General Affairs Department
Okayama Sales Office
Kyushu Branch Office
Planning Department
Development Department
Sales Department
General Affairs Department
Hokkaido Branch Office
Planning Department
Development Department
General Affairs Department

Management's Discussion and Analysis

Operating Performance

Operating Environment

In fiscal 2007, the year ended March 31, 2008, the Japanese economic conditions were improving in the first half of the year supported by strong corporate earnings, which were buoyed by brisk capital investment and signs of improving private consumption. In the second half, however, the changing economic conditions, including the slowing economic growth in the United States caused by the emergence of the subprime loan crisis, led to a growing risk of a recessionary turn in the Japanese economy. At the same time, the ongoing steep rises in oil prices and other factors clouded the economic outlook.

The rental office building market continued expanding during the year on thriving corporate sector demand for office space along with ongoing low vacancy rates in large-scale buildings in central Tokyo and rising average rent levels. Conditions in the condominium market included continuing rises in property prices on increasing land values and building costs. At the same time, condominium buyers remained very selective about property location and product planning, which is having the effect of protracting the sluggish sales conditions for properties in suburban areas or not conveniently located near transit facilities.

In this business environment, NTT Urban Development posted a fourth consecutive year of increasing sales and profits, primarily on strong growth for its core leasing and residential property sales businesses. In fiscal 2007, the Company recorded net sales of ¥138,206 million, a year-on-year increase of ¥9,990 million; operating income of ¥28,718 million, up ¥3,627 million; recurring income of ¥26,196 million, up ¥3,258 million; and net income of ¥14,758 million, an increase of ¥1,762 million.

Net Sales (Billions of yen)


150
120
90
60
30
0
138.2
'04
'05
'06
'07
'08
(Years ended March 31)

Operating Income (Billions of yen)


30
25
20
15
10
5
0
28.7
'04
'05
'06
'07
'08
(Years ended March 31)

Net Sales

In fiscal 2007, the Company recorded net sales of ¥138,206 million, an increase of ¥9,990 million, or 7.8%, from fiscal 2006. The main contributors were improved profit in the leasing business from acquisition of new properties and rent revisions for existing buildings and higher condominium unit prices in the residential property sales business compared to the previous fiscal year.

Gross Profit

Cost of sales in the year under review increased ¥4,260 million, or 4.6% year on year, to ¥96,042 million. The main factors were increased building maintenance and management costs in the leasing business and higher operating costs accompanying the expanded operations of the residential property sales business.

The result was an increase in gross profit of ¥5,729 million, or 15.7%, to ¥42,163 million.

Operating Income

Selling, general and administrative expenses increased ¥2,102 million, or 18.5%, to ¥13,445 million in fiscal 2007. Operating income rose ¥3,627 million, or 14.5%, to ¥28,718 million.

Recurring Income

In fiscal 2007, non-operating income increased ¥951 million, or 51.4% year on year, to ¥2,801 million, while non-operating expenses rose ¥1,320 million, or 33.0%, to ¥5,323 million. The most significant transactions were the equity-method investment gain of ¥2,133 million from the equity-method accounting of UDX Tokutei Mokuteki Kaisha (Special Purpose Company) on the non-operating income side and the ¥5,036 million interest expense on the non-operating expense side.

The result was a year-on-year increase of ¥3,258 million, or 14.2%, in recurring income to ¥26,196 million.

Income before Income Taxes and Minority Interests

Extraordinary income increased ¥437 million, or 143.0%, to ¥743 million, and the extraordinary loss grew ¥497 million, or 34.7%, to ¥1,929 million, from the previous fiscal year. Extraordinary income increased from ¥664 million received in the transfer of the substitutional portion of the employees' pension fund. The extraordinary loss increased owing to the ¥1,724 million loss on disposal of property and equipment.

As a result, income before income taxes and minority interests increased ¥3,198 million, or 14.7%, to ¥25,010 million, in fiscal 2007.

Net Income (Billions of yen)


14.7
15
12
9
6
3
0
'04
'05
'06
'07
'08
(Years ended March 31)

Net Income

Income taxes increased ¥1,436 million, or 16.3%, from the previous fiscal year to ¥10,252 million in fiscal 2007.

Net income after income taxes increased ¥1,762 million, or 13.6%, to ¥14,758 million.

Business Conditions by Segment

Leasing Business Net Sales (Billions of yen)


100
89.9
80
60
40
20
0
'04
'05
'06
'07
'08
(Years ended March 31)

Leasing Business

The leasing business generated sales growth primarily through rent revisions at its existing buildings in central Tokyo, including the Urbannet Otemachi Building and Otemachi First Square in Chiyoda, Tokyo. New properties also contributed to sales growth, particularly rental revenue from properties held by the NU-3 and NU-4 funds created in March 2007.

To fortify the earnings base, the Company acquired additional preferred equity securities in UDX Tokutei Mokuteki Kaisha, which owns Akihabara UDX in Chiyoda, and made the company a consolidated subsidiary in March 2008. UDX Tokutei Mokuteki Kaisha is expected to contribute to increased consolidated sales in fiscal 2008.

New building development operations currently under way include the first-phase development of the Otemachi 1-Chome Urban Area Redevelopment Project Type 1, which commenced construction in April 2007 and is steadily progressing toward its planned March 2009 completion date. The land for the redevelopment projects of Osaka Station North District Advance Development Blocks A, B, and C was handed over in June 2007 and the city plan was approved in February 2008. The development project in Shijo Karasuma, Kyoto, is being designed to meet the new Kyoto city landscape ordinances enforced in September 2007 and is moving ahead toward the planned completion in 2010.

The above operations contributed to raising net sales in the leasing business to ¥89,917 million in fiscal 2007, an increase of ¥4,604 million from the previous fiscal year. Operating expenses increased ¥1,764 million, to ¥63,891 million, largely due to rising building maintenance and management costs, which outpaced the decline in depreciation and amortization. Operating income from the leasing business rose ¥2,840 million, to ¥26,025 million, and the operating margin improved to 28.9%, up from 27.2% in fiscal 2006.

Residential Property Sales Business
Net Sales (Billions of yen)


40
30
20
10
0
38.4
'04
'05
'06
'07
'08
(Years ended March 31)

Residential Property Sales Business

Sales in the residential property sales business increased for the year on expanded sales of the Company's Wellith brand condominiums, which were achieved through product planning emphasizing site features and collaborative efforts with operators with strong sales capabilities in specific regions, and the diversification of its product offerings to include location-driven residential property sales, building lots, detached houses, and others.

In the Tokyo metropolitan area, significant revenue contributions were received from the Wellith Azabu Mamiana (Minato, Tokyo), Wellith Kawagoe Rokkenmachi (Kawagoe, Saitama), and other condominium complexes as well as building lots in Iruma (Saitama), Ota (Tokyo), and other areas. Sales progressed for the Wellith City Omori Tower (Ota, Tokyo), Wellith Minami Funabashi (Funabashi, Chiba), and other buildings.

Revenue contributors in other regions included the Wellith Uehonmachi Laurel Tower (Tennoji, Osaka), Wellith Geo Senri-Satakedai (Suita, Osaka), and other condominium complexes; Wellith Park Shingu Morinomiya (Kasuya, Fukuoka), and other building lot sales; as well as the Company's first detached house The Seasons Takatsuki (Takatsuki, Osaka). Sales also continue for Wellith Takatsuki Park Square (Takatsuki, Osaka), Grand Wellith Mochida (Matsuyama, Ehime), and other projects.

Net sales in the residential property sales business amounted to ¥38,415 million in fiscal 2007, a ¥5,735 million increase from the previous fiscal year. Operating expenses rose ¥4,370 million, to ¥31,821 million, primarily owing to higher operating costs associated with the increase in sales. Operating income grew ¥1,364 million, to ¥6,593 million, and the operating margin improved from 16.0% in fiscal 2006 to 17.2% in fiscal 2007.

Others Business Net Sales (Billions of yen)


15
12
9
6
3
0
13.8
'04
'05
'06
'07
'08
(Years ended March 31)

Others Business

The others business segment of the NTT Urban Development Group comprises various support operations for the leasing business, such as office building management and heating and cooling services, office remodeling and other rental building services on behalf of tenants, and the operation of food service facilities and other ancillary services for office buildings.

In fiscal 2007, the others business generated sales of ¥13,845 million, up ¥321 million from the previous fiscal year, and operating income of ¥973 million, a ¥21 million increase. The increase largely reflects the first full-year contribution of consolidated subsidiary NTT Urban Development West BS Co., which commenced operation on January 1, 2007.

Other Key Management Indicators


NOI (Billions of yen)
60
50
40
30
20
10
0
52.7
'04
'05
'06
'07
'08
(Years ended March 31)

Leasing Business

The NTT Urban Development Group uses net operating income (NOI)* as an important indicator of the value of leased buildings.

In fiscal 2007, NOI amounted to ¥52,748 million, an increase of ¥2,243 million from the previous fiscal year.

NOI in the central Tokyo and the greater Tokyo and environs regional segments increased ¥1,113 million, to ¥30,146 million, with a significant contribution produced from the rent revisions at existing buildings in central Tokyo. NOI in regional cities rose ¥1,130 million, to ¥22,601 million, largely due to rental income from properties acquired from the NTT Group.

NOI for the Group's principal property holdings is as follows.

*NOI = Property rental income − Property rental costs + Depreciation expenses (including prepaid long-term expenses)

NOI on Principal Buildings

Years ended March 31

Building	Location	Primary Use	2007 (Millions of yen)	2008 (Millions of yen)
Urbannet Otemachi Building	Chiyoda, Tokyo	Office	5,507	**5,845**
Otemachi First Square	Chiyoda, Tokyo	Office	4,508	**4,902**
NTT Makuhari Building	Mihama, Chiba	Office	2,220	**2,371**
Granpark Tower	Minato, Tokyo	Office	4,051	**4,054**
Seavans N Building	Minato, Tokyo	Office	2,644	**2,933**
Tokyo Opera City	Shinjuku, Tokyo	Office	1,676	**1,845**
Urbannet Ikebukuro Building	Toshima, Tokyo	Office	1,054	**1,046**
Urbannet Oroshimachi Building	Wakabayashi, Sendai	Office	487	**532**
Johoku Building (Note)	Kita, Nagoya	Other	388	**521**
Urbannet CS Building	Naka, Nagoya	Office	349	**340**
Urbannet Shizuoka Building	Aoi, Shizuoka	Office	314	**293**
Urbannet Shizuoka Otemachi Building	Aoi, Shizuoka	Office	387	**404**
Urbannet Kaminagoya Building	Nishi, Nagoya	Office	107	**108**
Urbannet Fushimi Building	Naka, Nagoya	Office	426	**429**
Urbannet Nagoya Building	Higashi, Nagoya	Office	2,464	**2,386**
NTT Osaka Chuo Building	Chuo, Osaka	Office	431	**411**
Urban Ace Kitahama Building	Chuo, Osaka	Office	443	**399**
Urban Ace Higobashi Building	Nishi, Osaka	Office	336	**329**
Urban Ace Sannomiya Building	Chuo, Kobe	Office	452	**461**
Urban Ace Awaza Building	Nishi, Osaka	Office	416	**412**
Urbannet Honmachi Building	Chuo, Osaka	Office	362	**379**
NTT Cred Motomachi Building	Naka, Hiroshima	Commercial	3,849	**3,732**
NTT Cred Hakushima Building	Naka, Hiroshima	Office	842	**786**
NTT Cred Okayama Building	Okayama, Okayama	Office	567	**564**
NTT-T Building	Chuo, Fukuoka	Commercial	2,149	**2,160**
NTT-KF Building	Chuo, Fukuoka	Office	319	**326**
Urbannet Hakata Building	Hakata, Fukuoka	Office	223	**273**
Emuzu Odori Building	Chuo, Sapporo	Office	426	**396**
Emuzu Minami 22-jo Building	Chuo, Sapporo	Office	111	**122**
Urbannet Sapporo Building	Chuo, Sapporo	Office	796	**767**
Other properties, subtotal	—	—	12,186	**13,207**
Total			50,504	**52,748**

Note: The Nagoya Mitsukoshi OS Center was renamed the Johoku Building as of December 1, 2007.

Residential Property Sales Business

The residential property sales business delivered 625 condominiums in fiscal 2007, compared with 670 in fiscal 2006. The number of units delivered (units transferred) does not include the sale of a hotel during the term.

The following is a breakdown of residential property sales by type and location.

Years ended March 31

Category		2007		2008	
		Residences (Units)	Sales (Millions of yen)	**Residences (Units)**	**Sales (Millions of yen)**
Condominiums					
Units delivered	Tokyo region	469	18,167	**212**	**12,299**
	Other regions	201	7,531	**413**	**18,020**
Completed in inventory		22	—	**146**	—
Building lots					
Units delivered	Tokyo region	193	4,726	**164**	**3,474**
	Other regions	39	2,255	**164**	**3,331**
Completed in inventory		4	—	**2**	—
Condominiums/ residential total					
Units delivered	Tokyo region	662	22,893	**376**	**15,773**
	Other regions	240	9,786	**577**	**21,351**
Completed in inventory		26	—	**148**	—
Other					
Units delivered	Tokyo region	—	—	—	—
	Other regions	—	—	**1**	**1,289**
Completed in inventory		—	—	—	—
Total (sales)		—	32,680	—	**38,415**

Notes: 1. For joint projects, the number of units, rounded down to the nearest unit, represents the Company's sales corresponding to the Company's share in the project.
2. The condominium units indicated as "completed in inventory" include 4 from 2007 and 21 from 2008 for which contracts were completed but ownership had not yet been delivered.
3. The building lot units delivered during 2007 include three building lots collectively worth ¥843 million, which were disposed of through a block sale of land. In addition, the building lot units indicated as "completed in inventory" include one building lot from 2007 for which the contract was completed but ownership had not yet been delivered. The building lot units delivered during 2008 include two building lots collectively worth ¥362 million, which were disposed of through a block sale of land.
4. The "Tokyo region" includes Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Gunma, and Tochigi prefectures.
5. The Other entry represents the sale of a hotel in 2008.

Financial Position

Consolidated Balance Sheet Highlights

At the end of fiscal 2007, ended March 31, 2008, assets and liabilities and net assets had both increased from the end of the previous fiscal year.

(Assets)

Total assets amounted to ¥900,325 million, an increase of ¥318,476 million from the previous fiscal year-end.

Current assets amounted to ¥150,037 million, a rise of ¥55,184 million. The main element in the rise was the ¥39,914 million increase in inventory assets, largely due to land purchases for residential property sales.

Fixed assets increased ¥263,292 million, to ¥750,287 million. The increase in

Total Assets (Billions of yen)


1,000
800
600
400
200
0
900.3
'04
'05
'06
'07
'08
(As of March 31)

Total Net Assets (Billions of yen)


200
150
100
50
0
177.9
'04
'05
'06
'07
'08
(As of March 31)

Note: The Company is applying ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets on the Balance Sheet" and ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheet" from the year ended March 31, 2007.

Depreciation and Amortization (Billions of yen)


30
20
10
0
23.2
'04
'05
'06
'07
'08
(Years ended March 31)

fixed assets was primarily due to the increase of ¥274,617 million in property and equipment from the inclusion of the land and buildings valued at ¥230,100 million of UDX Tokutei Mokuteki Kaisha in the consolidated account and aggressive investment activities, including in the Osaka Station North District Advance Development Blocks A, B, and C and in first-phase development of the Otemachi 1-Chome Urban Area Redevelopment Project Type 1.

(Liabilities)

Total liabilities amounted to ¥722,356 million, an increase of ¥265,677 million from the previous fiscal year-end.

Current liabilities rose ¥31,249 million, to ¥127,406 million. The main factors in the increase were the rise of ¥18,929 million in the current portion of long-term debt and the issue of ¥10,000 million in commercial paper.

Long-term liabilities increased ¥234,427 million, to ¥594,949 million. The increase was mainly due to rises of ¥79,809 million in long-term debt to fund investment activities, ¥55,571 million in corporate bonds, partially associated with making UDX Tokutei Mokuteki Kaisha a consolidated subsidiary, and ¥56,973 million in long-term deferred tax liabilities.

(Net Assets)

Total net assets increased ¥52,799 million, to ¥177,969 million, primarily on increases of ¥11,466 million in retained earnings and ¥41,495 million in minority interests mainly from making UDX Tokutei Mokuteki Kaisha a consolidated subsidiary.

Cash Flows

Cash and cash equivalents (hereafter "cash") increased by ¥12,846 million from the end of fiscal 2006 to ¥15,101 million at the end of fiscal 2007. Free cash flow remained negative in fiscal 2007 and increased by ¥34,120 million to a negative free cash flow of ¥72,192 million.

(Cash Flows from Operating Activities)

Net cash provided by operating activities increased ¥10,777 million, to ¥5,700 million. Principal factors behind the increase were ¥25,010 million in income before income taxes and minority interests, ¥23,246 million in depreciation and amortization, and a rise of ¥6,425 million in notes and accounts payable, trade, while the main factors decreasing cash flow were rises of ¥39,933 million in inventory assets mainly associated with increases from land acquisitions and projects in progress accompanying the expanded sales of the residential property sales business and ¥8,257 million in income taxes paid.

(Cash Flows from Investing Activities)

Net cash used in investing activities increased ¥44,898 million, to ¥77,893 million. Investment activities included ¥74,892 million for property and equipment acquisitions, including those associated with the Osaka Station North District Advance Development Blocks A, B, and C and the first-phase development of the Otemachi 1-Chome Urban Area Redevelopment Project Type 1, and ¥10,810 million to acquire securities of an affiliated company from the purchase of additional preferred equity securities of UDX Tokutei Mokuteki Kaisha accompanying its integration as a consolidated subsidiary. Positive cash flow from investing activities included ¥5,753 million from the sale of property and equipment.

(Cash Flows from Financing Activities)

Net cash provided by financing activities totaled ¥85,038 million, an increase of ¥64,215 million from the previous fiscal year. The increase was largely attributable to ¥125,000 million in proceeds from long-term borrowings and the issue of ¥10,000 million in commercial paper for financial requirements for the acquisition of land for the residential property sales business and investment for the leasing business. Cash outflow for financing activities included ¥26,261 million in repayments of long-term borrowings and ¥12,300 million for payments of redemption of bonds.

As of March 31, 2008, interest-bearing debt totaled ¥451,849 million, an increase of ¥158,779 million from the previous fiscal year-end.

Capital Policy

In fiscal 2007, capital was procured through loans from financial institutions, the issuance of commercial paper, and other methods to raise funds for aggressive capital investment and equity participation, purchase of inventories, and other financial activities. To ensure continuing flexibility in methods for procuring funds for future capital investment, purchase of inventories, and other activities, management intends to maintain the Company's current rating levels received from Moody's Investors Service, Inc. (Moody's), and Rating and Investment Information, Inc.

As of March 31, 2008, the Company's ratings for its commercial paper (short-term debt) and corporate bonds (long-term debt) from Moody's and Rating and Investment Information are as shown in the following chart.

	Moody's	Rating and Investment Information
Commercial paper	P-1	a-1+
Corporate bonds	Aa3	AA-

The Company focuses on the debt-equity (D/E) ratio* as a key indicator of its financial standing. Aggressive investment activities in fiscal 2008 raised the D/E ratio to approximately 2.5; however, management plans to maintain the D/E ratio near 2.3 through the medium term.

Note: *Debt-equity (D/E) ratio = interest-bearing debt ÷ (equity capital + minority interests)

Investment (Billions of yen)


100
80
60
40
20
0
93.3
'04
'05
'06
'07
'08
(Years ended March 31)

Investment

The NTT Urban Development Group, comprising the Company and its consolidated subsidiaries, invests in new construction sites to increase the level of contribution provided by the leasing business while acquiring commercial land to expand its overall business activities.

Capital investment was distributed as follows in the year ended March 31, 2008.

Business Segment	**2008 (Millions of yen)**
Leasing business	**76,458**
Residential property sales	**5**
Others	**24**
Subtotal	**76,489**
Group	**224**
Total	**76,713**

Capital investment in the leasing business primarily comprised ¥31,434 million for the Osaka Station North District Advance Development Blocks A, B, and C project and ¥9,748 million for the first-phase development of the Otemachi 1-Chome Urban Area Redevelopment Project Type 1.

Other investments included ¥16,440 million to acquire additional preferred equity securities in UDX Tokutei Mokuteki Kaisha and raised the overall total of investment to ¥93,367 million.

Significant Management Contracts

Following approval at the Directors' Meeting held on March 4, 2008, the Company entered into a share transfer agreement to acquire additional preferred equity securities in UDX Tokutei Mokuteki Kaisha (hereafter, "the TMK"), on March 17, 2008, and, accordingly, designated the company a specified subsidiary.

1) Reason for acquiring additional preferred equity securities

NTT Urban Development previously held a 50% share of the outstanding preferred equity securities of the TMK, which owns the Akihabara UDX. Taking into account the profitability of the Akihabara UDX and the assets of which were managed by the Company, the Company acquired preferred equity securities of the TMK from its business partner Kajima Corporation to fortify the leasing business, which is the core business of NTT Urban Development. The acquisition raised NTT Urban Development's stake in the TMK to 60%.

The TMK was subsequently redesignated from an equity-method affiliated company to a consolidated subsidiary. In addition, the TMK was designated a specified subsidiary because the TMK's preferred capital and specified capital amount to more than 10% of the capital of NTT Urban Development.

2) Overview of the Specified Subsidiary

1. Company Name	UDX Tokutei Mokuteki Kaisha
2. Capital	¥14,100 million (specified capital ¥100,000, preferred capital ¥14,100 million)
3. Business Content	Management and disposition of special assets (the Akihabara UDX) according to asset liquidation plans based on the Law Concerning Asset Liquidation

Dividend Policy

NTT Urban Development's basic policy on the distribution of profits is to maintain adequate internal reserves to contribute to ongoing growth in corporate value and to strengthen its ability to provide a stable and long-term profit return to shareholders by taking a long-term perspective on its business operations in the real estate industry.

Internal reserves are primarily utilized to invest in quality properties for future development, with the objective of further raising corporate value.

The Company distributed a ¥1,200 per share dividend payment in the year under review, representing a ¥200 increase from the previous fiscal year. The dividend payment level was determined based on the Company's record-high earnings result; the anticipated increase over the long term in the level of internal reserves to support the growth strategies set forth in the medium-term management plan announced in November 2007, which sets fiscal 2010 as the final year of the plan; and other factors.

In fiscal 2007, the Company paid an interim dividend of ¥500 per share and subsequently set the year-end dividend at ¥700 per share.

In fiscal 2008, the Company plans to again distribute a ¥1,200 per share dividend for the year with both the interim and year-end dividend set at ¥600 per share.

Operating Risks

The following principal categories of business risks and other risks affecting the NTT Urban Development Group's businesses may have a material impact on investment decisions. Although the risks below are those currently recognized by the NTT Urban Development Group, it is not necessarily a complete list of risks. These risk categories are presented in the interest of information disclosure to investors and should be given due importance in investment decisions or when construing the Company's business activities.

NTT Urban Development Group Risk

1) General Risk

1. Leasing Business Risk

   In fiscal 2007, the leasing business accounted for 63.2% of consolidated net sales. The leasing business tends to be easily affected by changes in the operating environment, and a worsening supply-demand situation in the real estate market could cause vacancy rates to increase and leasing rates to decline. This situation could substantially impact the operating performance of the NTT Urban Development Group. Furthermore, changes in the financial status of the Group's major tenants, a major tenant departure, or changes in property usage conditions could affect the overall occupancy rate of Group properties and consequently significantly affect business real estate revenues.

2. Residential Property Sales Business Risk

   The Group's performance may be impacted by deterioration of the condominium market due to intensifying competition between sellers, rising interest rates for housing loans, and a downturn in consumer sentiment caused by elevating sales prices accompanying rises in land prices.

3. Asset Devaluation Risk

   In fiscal 2005, the Company adopted impairment loss accounting for business real estate based on the "Opinion Regarding Accounting Standard for Impairment of Fixed Assets" issued by the Corporate Accounting Standards Committee on August 9, 2002. In fiscal 2008, the Company will apply the "Accounting Standards for Measurement of Inventories" issued by the Accounting Standards Board of Japan on July 5, 2006.

   A substantial deterioration of the real estate market could necessitate the recording of impairment losses of the properties for the leasing business and the devaluation of the inventory assets maintained for the residential property sales business, which could impact the Group's business performance.

   The Group holds investment securities and other fixed assets and depreciation in the value of these assets from changes in economic conditions could produce a revaluation loss that might impact the Group's business performance.

4. Effects of Interest-Bearing Debt

As of March 31, 2008, consolidated interest-bearing debt totaled ¥451,849 million, the majority of which was procured at fixed rates of interest. A significant rise in market interest rates could, therefore, affect the business development of the Group.

In addition, the Group's capital procurement activities could be hampered by instability in capital markets, credit limits extended by financial institutions, business failures (including payoffs) of such institutions, or downgrades in the Company's debt ratings.

5. Risks in Cash Flows from Operating Activities

The Group's aggressive acquisition of land to support the expansion of the residential property sales business is increasing the volume of inventory assets. Cash flows from operating activities are subject to fluctuation caused by the land acquisition activities.

As of March 31, 2008, net cash provided by operating activities amounted to ¥5,700 million, an increase of ¥10,777 million from the previous fiscal year. The principal factors included income before income taxes and minority interests of ¥25,010 million and depreciation and amortization of ¥23,246 million along with a ¥39,933 million increase in inventory assets. The increasing inventory assets and other factors create potential for an outflow of cash flows from operating activities.

6. Risks Concerning Revision of Real Estate-Related Regulations

The Group is subject to laws and regulations related to real estate, and revisions to these laws could impact the Group's business performance.

7. Risks Concerning Business Partner Credit

The Company makes every effort to verify the credit standing of its business partners before entering into business relations. However, if unforeseen events lower a business partner's credit and the Company is unable to collect debts owed to the Company, an economic loss could result that could impact the Group's business performance.

2) Business Risk

1. Risks Concerning Development Project Investment Decisions

The Group invests in quality properties for future development with the objective of further raising corporate value. Every effort is taken to ensure the decisions to invest in new development projects do not produce an economic loss or compromise society's trust in the Company. Relevant laws, rights, site conditions, market studies, and other subjects are thoroughly researched and verified. Construction plans and business revenue and expenditure plans are drawn up, and internal meetings are held to determine business viability. The final decisions to invest are made by the Board of Directors and other relevant groups. Despite such careful preparation and consideration, fluctuations in demand arising from changes in the business climate or in the real estate market can reduce the profitability of investments and could impact the Group's business performance.

2. Risks Concerning Sales Transaction and Construction Contracts

Inadequate contract documents, flawed contract stipulations, or other deficiencies in sales transaction contracts and construction contracts could produce an economic loss or liability for damage, or compromise society's trust in the Company that could impact the Group's business performance.

The Group seeks to prevent and avoid such risk by applying detailed contract check sheets.

3. **Building Management Operations**

   To the extent reasonably possible, the Group conducts periodic inspections and conducts repairs and maintenance to buildings the Group holds for leasing. However, damage or deterioration to the buildings or accidents that result in structural deterioration or breakdown to the buildings could produce an economic loss or liability for damage, or compromise society's trust in the Company that could impact the Group's business performance.

   A major earthquake, flood, or other natural disaster or a fire, accident, or terrorist incident could cause damage to, loss of, or deterioration of buildings the Group holds for leasing, which could impact the Group's business performance. The Group has formulated a business continuity plan (BCP) designed to protect against the spread of damage and to minimize any economic loss from such an event.

Relationship between NTT and its Group Affiliates

1) Corporate Positioning in the Business Group (NTT Group) Centered on NTT

NTT Urban Development functions as the sole comprehensive real estate company in the NTT Group while conducting its business operations independently from the Group and maintaining full management responsibility. Although important issues are discussed with or reported to the parent company, NTT, the Company is not restricted or constrained in terms of independent decision making.

As of March 31, 2008, NTT's Company shareholding ratio stood at 67.3%, making NTT the majority shareholder of voting rights as stipulated in the Corporation Law.

2) Business Connection with the NTT Group

With mutual respect in terms of independence and autonomy, NTT Urban Development and NTT entered into a contract with regard to Group management and operations for the purpose of maximizing the profits of all the Group companies through the maximization of the Group's profit. Based on this contract, the Company submits payments for Group management and operation costs. In addition, the contract provides a wide range of benefits, including consultation, permission to use the "NTT" brand, and access to Group-wide services for public relations. The use of the NTT brand name is particularly beneficial in terms of raising the Company's credibility and trustworthiness.

The Company has also entered into building leasing agreements with NTT Group companies from which the Company receives rental revenues. Leasing rates are determined based on the same terms and conditions as leasing agreements for general tenants and decided by mutual deliberation and with reference to neighboring property rates and market prices. The Company has acquired land from the NTT Group for use mainly by the residential property sales business, and acquisition prices were decided by mutual deliberation, consistent with general land transactions, in consideration of standard concerns for business profitability.

Revenues from business transactions with the NTT Group in the leasing business (non-consolidated) are as follows.

Years ended March 31

	2007	2008
Revenues in the Leasing business (millions of yen)	84,985	**89,380**
Revenues from the NTT Group (millions of yen)	23,776	**25,144**
Revenues from the NTT Group/Leasing business (%)	28.0	**28.1**

3) Relationships with Personnel of the NTT Group

Employees from the NTT Group are not treated as secondees but as permanently transferred workers. The Company has appointed an executive from NTT as an outside director and another as an outside auditor. The Company requested these appointments and conducts its management decisions independent of the Group.

4) Preservation of the Company's Independent Status from the NTT Group

The Company conducts nationwide real estate business as a member of the NTT Group while conducting its business operations independently from the Group and maintaining full management responsibility. The conditions described in sections 1 to 3 above are intended to preserve the Company's independence from the parent company.

Basic Policy on the Control of the Company

Reflecting the condition of the parent company retaining more than 50% of the shareholder voting rights, the Company has not established a detailed basic policy on control of the Company and, at present, does not maintain takeover defense measures.

CONSOLIDATED BALANCE SHEETS

NTT Urban Development Co.
As of March 31, 2007 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2008	2008
ASSETS			
Current assets:			
Cash and cash equivalents (Note 7)	¥ 2,255	¥ 15,101	$ 150,727
Time deposits and short-term investments	23	2,223	22,187
Notes and accounts receivable, trade (Note 7)	6,271	6,009	59,984
Less allowance for doubtful receivables	(1)	(0)	(2)
Inventories (Notes 4 and 7)	82,745	122,660	1,224,277
Deferred tax assets (Note 13)	725	1,172	11,702
Other current assets (Note 7)	2,832	2,870	28,653
Total current assets	94,853	150,037	1,497,530
Property and equipment (Note 7):			
Buildings and structures	612,506	690,561	6,892,515
Machinery and vehicles	13,798	13,798	137,727
Tools, furniture and fixtures	13,277	13,702	136,766
Land	101,723	333,183	3,325,516
Leased assets (Note 8)	—	870	8,690
Construction in progress	14,083	246	2,461
Sub-total	755,390	1,052,363	10,503,675
Less accumulated depreciation	(320,637)	(342,992)	(3,423,422)
Property and equipment, net	434,753	709,370	7,080,254
Investments and other assets:			
Investment securities (Note 5)	20,422	14,637	146,093
Long-term prepaid expenses (Note 7)	20,070	19,630	195,936
Intangible assets (Note 7)	1,703	1,817	18,142
Deferred tax assets (Note 13)	3,301	97	970
Other assets (Note 5)	6,749	4,739	47,304
Less allowance for doubtful receivables	(5)	(5)	(51)
Total investments and other assets	52,242	40,917	408,396
Total assets	¥581,848	¥ 900,325	$ 8,986,182

The accompanying notes are an integral part of the financial statements

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2008	2008
LIABILITIES AND NET ASSETS			
LIABILITIES			
Current liabilities:			
Short-term borrowings (Note 6)	¥ 7,842	¥ —	$ —
Current portion of finance lease obligations	—	195	1,947
Current portion of long-term debt (Notes 6 and 7)	35,561	56,802	566,947
Commercial paper (Note 6)	—	10,000	99,810
Notes and accounts payable, trade	21,714	28,139	280,859
Accrued income taxes (Note 13)	4,193	7,439	74,249
Other current liabilities	26,845	24,830	247,838
Total current liabilities	96,156	127,406	1,271,653
Long-term liabilities:			
Long-term debt (Notes 6 and 7)	249,666	385,046	3,843,165
Finance lease obligations (Note 8)	—	364	3,636
Deferred tax liabilities (Note 13)	—	56,973	568,654
Accrued employees' retirement benefits (Note 9)	5,231	4,984	49,749
Accrued directors' and corporate auditors' retirement benefits	203	45	456
Deposits from tenants	105,230	108,792	1,085,858
Negative goodwill (Note 2)	—	38,530	384,571
Other long-term liabilities	191	212	2,119
Total long-term liabilities	360,522	594,949	5,938,212
Total liabilities	456,679	722,356	7,209,865
NET ASSETS			
Shareholders' equity (Notes 10 and 19):			
Common stock:			
Authorized – 10,500,000 shares			
Issued – 3,291,200 shares	48,760	48,760	486,675
Capital surplus	34,109	34,109	340,451
Retained earnings	41,925	53,392	532,911
Total shareholders' equity	124,795	136,262	1,360,037
Accumulated gains from revaluation and translation adjustments:			
Unrealized gains on available-for-sale securities, net of taxes	296	133	1,333
Total accumulated gains from revaluation and translation adjustments	296	133	1,333
Minority interests in consolidated subsidiaries	77	41,573	414,945
Total net assets	125,169	177,969	1,776,316
Total liabilities and net assets	¥581,848	¥900,325	$8,986,182

CONSOLIDATED STATEMENTS OF INCOME

NTT Urban Development Co.
For the years ended March 31, 2007 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	**2008**	**2008**
Net sales	¥128,215	**¥138,206**	**$1,379,444**
Cost of sales	91,781	**96,042**	**958,605**
Gross profit	36,433	**42,163**	**420,839**
Selling, general and administrative expenses (Note 11)	11,342	**13,445**	**134,199**
Operating income	25,091	**28,718**	**286,640**
Other income (expenses):			
Interest income	11	**13**	**135**
Interest expense	(3,794)	**(5,036)**	**(50,268)**
Equity in earnings of affiliates	1,624	**2,245**	**22,410**
Other, net (Note 12)	(1,119)	**(929)**	**(9,281)**
	(3,278)	**(3,707)**	**(37,004)**
Income before income taxes and minority interests	21,812	**25,010**	**249,635**
Income taxes (Note 13):			
Current	7,929	**11,600**	**115,784**
Deferred	885	**(1,348)**	**(13,458)**
Total income taxes	8,814	**10,252**	**102,326**
Minority interests	2	**0**	**8**
Net income (Note 14)	¥ 12,995	**¥ 14,758**	**$ 147,300**

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

NTT Urban Development Co.
For the years ended March 31, 2007 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2008	2008
Changes in shareholders' equity			
Common stock:			
Balance at the beginning of the year	¥ 48,760	¥ 48,760	$ 486,675
Balance at the end of the year	¥ 48,760	¥ 48,760	$ 486,675
Capital surplus:			
Balance at the beginning of the year	¥ 34,109	¥ 34,109	$ 340,451
Balance at the end of the year	¥ 34,109	¥ 34,109	$ 340,451
Retained earnings:			
Balance at the beginning of the year	¥ 32,299	¥ 41,925	$ 418,460
Net income	12,995	14,758	147,300
Cash dividends paid	(3,291)	(3,291)	(32,849)
Bonuses to directors and corporate auditors	(78)	—	—
Balance at the end of the year	¥ 41,925	¥ 53,392	$ 532,911
Total shareholders' equity	¥124,795	¥136,262	$1,360,037
Changes in revaluation and translation adjustments			
Unrealized gains on available-for-sale securities, net of taxes:			
Balance at the beginning of the year	¥ 526	¥ 296	$ 2,959
Net change during the year	(230)	(162)	(1,626)
Balance at the end of the year	¥ 296	¥ 133	$ 1,333
Changes in minority interests in consolidated subsidiaries			
Balance at the beginning of the year	¥ 80	¥ 77	$ 774
Net change during the year	(3)	41,495	414,170
Balance at the end of the year	¥ 77	¥ 41,573	$ 414,945
Total net assets	¥125,169	¥177,969	$1,776,316

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

NTT Urban Development Co.
For the years ended March 31, 2007 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2008	2008
Operating activities:			
Income before income taxes and minority interests	¥21,812	¥ 25,010	$ 249,635
Adjustment for:			
Depreciation and amortization	23,657	23,246	232,025
Decrease in allowance for doubtful receivables	(0)	(2)	(21)
Increase (decrease) in accrued employees' retirement benefits	146	(246)	(2,460)
Interest and dividend income	(55)	(44)	(444)
Interest expense	3,794	5,036	50,268
Equity in earnings of affiliates	(1,624)	(2,245)	(22,410)
Gain on sales of property and equipment	(306)	(79)	(790)
Loss on disposal of property and equipment	1,432	1,724	17,214
Loss on sales of property and equipment	—	5	54
Effect of change in finance lease accounting	—	171	1,712
(Increase) decrease in notes and accounts receivable, trade	(97)	262	2,616
Amortization of bonds issuance costs	7	—	—
Increase in inventories	(42,281)	(39,933)	(398,578)
Increase in notes and accounts payable, trade	8,439	6,425	64,129
Decrease in deposits from tenants	(9,514)	(483)	(4,828)
Bonuses to directors and corporate auditors	(78)	—	—
Other	1,598	(2,118)	(21,143)
Sub-total	6,930	16,729	166,978
Interest and dividends received	1,561	2,172	21,678
Interest paid	(3,575)	(4,942)	(49,334)
Income taxes paid	(9,992)	(8,257)	(82,421)
Net cash (used in) provided by operating activities	(5,076)	5,700	56,901
Investing activities:			
Purchases of property and equipment	(43,117)	(74,892)	(747,502)
Proceeds from sales of property and equipment	1,068	5,753	57,421
Purchases of investment securities	(6)	(214)	(2,135)
Proceeds from sales of investment securities	125	—	—
Proceeds from refund of investment securities	8,950	2,372	23,676
Purchase of additional interests in an affiliated company which then became a consolidated subsidiary by this acquisition	—	(10,810)	(107,899)
Other	(15)	(101)	(1,017)
Net cash used in investing activities	(32,995)	(77,893)	(777,457)
Financing activities:			
Net decrease in short-term borrowings	(26,657)	(7,842)	(78,272)
Net increase in commercial paper	—	10,000	99,810
Proceeds from long-term borrowings	67,750	125,000	1,247,629
Repayments of long-term borrowings	(32,457)	(26,261)	(262,119)
Proceeds from issuance of bonds	22,984	—	—
Payments of redemption of bonds	(7,500)	(12,300)	(122,766)
Repayments of long-term accounts payable	—	(60)	(603)
Cash dividends paid	(3,290)	(3,290)	(32,840)
Cash dividends paid to minority shareholders	(5)	—	—
Other	—	(206)	(2,062)
Net cash provided by financing activities	20,823	85,038	848,774
Net (decrease) increase in cash and cash equivalents	(17,248)	12,846	128,218
Cash and cash equivalents at the beginning of the year	19,503	2,255	22,509
Cash and cash equivalents at the end of the year	¥ 2,255	¥ 15,101	$ 150,727

The accompanying notes are an integral part of the financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying consolidated financial statements of NTT Urban Development Corporation (the "Company") and its subsidiaries are prepared on the basis of generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

The information disclosed in the accompanying consolidated financial statements is translated from the original Japanese text and the scope and nature of the information is limited to that disclosed therein. However, certain reclassifications have been made to present the accompanying consolidated financial statements in a format that is familiar to readers outside Japan.

As permitted by the Financial Instruments and Exchange Law of Japan, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in Japanese yen and U.S. dollars) do not necessarily agree with the sum of the individual accounts.

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of the companies controlled directly or indirectly by the Company. All significant inter-company balances and transactions have been eliminated upon consolidation. Upon acquisition of a subsidiary, all of its assets and liabilities are revalued to their respective fair value at the date of acquisition including the portion charged to minority interest.

The consolidated subsidiaries as of March 31, 2007 and 2008 are as follows:

2007	2008
NTT Hokkaido Espace Corporation	**NTT Urban Development Hokkaido BS Co.**
Otemachi First Square Inc.	**Otemachi First Square Inc.**
NTT Urban Development Builservice Co.	**NTT Urban Development Builservice Co.**
Knox Twenty-One Co., Ltd.	**Knox Twenty-One Co., Ltd.**
DN Food Co., Ltd.	**DN Food Co., Ltd.**
NTT Urban Development West BS Co.	**NTT Urban Development West BS Co.**
Motomachi Parking Access Co., Ltd.	**Motomachi Parking Access Co., Ltd.**
UD Fund Special Purpose Company	—
NU-3 Tokumei Kumiai	**NU-3 Tokumei Kumiai**
NU-4 Tokumei Kumiai	**NU-4 Tokumei Kumiai**
—	**UDX Tokutei Mokuteki Kaisha**
—	**UD Fund II Tokutei Mokuteki Kaisha**

Due to the Company's acquisition of preferred equity securities, UD Fund II Tokutei Mokuteki Kaisha has been consolidated effective in the year ended March 31, 2008, and UDX Tokutei Mokuteki Kaisha has been included in consolidation effective on March 31, 2008.

On April 1, 2007, NTT Hokkaido Espace Corporation changed its company name to NTT Urban Development Hokkaido BS Co.

The following is the detail of assets and liabilities of UDX Tokutei Mokuteki Kaisha at the beginning of consolidation, and a reconciliation of the acquisition cost of preferred equity securities of UDX Tokutei Mokuteki Kaisha with the net amounts paid by the Company:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 8,066	$ 80,515
Fixed assets	234,900	2,344,552
Current liabilities	(2,719)	(27,142)
Long-term liabilities	(136,510)	(1,362,520)
Negative goodwill	(38,530)	(384,571)
Minority interests	(41,494)	(414,161)
Acquisition cost of preferred equity securities	¥ 23,712	$ 236,670
Investments made before the current year	(7,272)	(72,582)
Additional investments made in the current year	¥ 16,440	$ 164,088
Cash and cash equivalent of UDX Special Purpose Company	(5,629)	(56,188)
Net: Amount paid for the acquisition of majority interests in UDX Tokutei Mokuteki Kaisha	¥ 10,810	$ 107,899

Effective in the year ended March 31, 2008, UD Fund Special Purpose Company has been excluded from consolidation due to its liquidation.

The companies over which the Company exercises significant influence in terms of their operating and financial policies are included in the consolidated financial statements on an equity basis.

The affiliated companies accounted for by the equity method as of March 31, 2007 and 2008 are as follows:

2007	2008
Tokyo Opera City Building Co., Ltd.	**Tokyo Opera City Building Co., Ltd.**
DHC Tokyo Co., Ltd.	**DHC Tokyo Co., Ltd.**
Tokyo Opera City Heat Supply Co., Ltd.	**Tokyo Opera City Heat Supply Co., Ltd.**
UDX Tokutei Mokuteki Kaisha	—
Crossfield Management Corporation	**Crossfield Management Corporation**
Harumi Yontyome City Planning Design Co.	**Harumi Yontyome City Planning Design Co.**

UDX Tokutei Mokuteki Kaisha has been excluded from the equity method affiliates and been included in consolidation effective on March 31, 2008, since the Company acquired additional preferred equity securities.

The balance sheet date of UD Fund II Tokutei Mokuteki Kaisha is December 31. In preparing the consolidated financial statements, financial statements of UD Fund II Tokutei Mokuteki Kaisha for its fiscal period are used, and significant transactions that occurred within the Company's consolidated balance sheet date are taken into account for consolidation purposes. Also, the balance sheet dates of NU-3 Tokumei Kumiai and NU-4 Tokumei Kumiai are both January 31. In preparing the consolidated financial statements, adjusted financial statements of these two Tokumei Kumiais as of the Company's consolidated balance sheet date are used. Except for these three consolidated subsidiaries, all of the consolidated subsidiaries and affiliated companies disclosed above use a fiscal year ending March 31, the same as that of the Company.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand, bank deposits, which can be withdrawn at any time, and short-term investments with an original maturity of three months or less, and which can be easily converted to cash and are subject to only an insignificant risk of change in value.

(c) Inventories

Real estate inventories are stated at cost determined by the specific identification method.

(d) Investment Securities

Marketable securities are stated at fair value adjusted for changes in unrealized gain or loss, net of applicable income taxes, whose changes are recognized directly in net assets. Non-marketable securities are stated at cost. Cost of securities sold is determined by the moving average method.

Investments in limited liability investment partnerships and similar associations are evaluated based on the recent financial information available, and the net amounts of equity in earnings of these entities are accounted for as additions to or deductions from the carrying amounts of these investments.

(e) Accounting for the Impairment of Fixed Assets

The Company and its consolidated subsidiaries follow the accounting standard for impairment of fixed assets (the Accounting Standard for Impairment of Fixed Assets (the "Standard") and the implementation guidance for the accounting standard for impairment of fixed assets (the "Guidance")). The Standard and Guidance require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in the statements of income by directly reducing the carrying value of impairment assets or a group of assets to the recoverable amount, which is the higher of the net selling price or the value in use.

(f) Property and Equipment (except for Leased Assets)

Property and equipment are stated at cost. Depreciation of the property and equipment of the Company and its consolidated subsidiaries is calculated principally using the declining-balance method, except that the straight-line method is applied to all buildings acquired subsequent to April 1998 as well as three other buildings, based on their estimated useful lives: 15 to 50 years for buildings and structures, 5 to 17 years for machinery and vehicles, and 2 to 20 years for tools, furniture and fixtures. Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income when incurred.

Due to the revision of the Corporate Income Tax Law of Japan, a rule of 5% salvage value was abolished effective with the purchase of property and equipment on and after April 1, 2007. This change in depreciation method also applies to property and equipment purchased earlier than that date; differences between the 5% of salvage value and (¥1 of) book value are to be depreciated for 5 years using the straight-line method from the fiscal year following the fiscal year in which the net book value has been depreciated down to the 5% salvage value.

(g) Leased Assets

Effective in the year ended March 31, 2008, the Company and its consolidated subsidiaries have adopted new accounting standards for lease transactions; depreciation of the finance leases without transfer of ownership has been calculated as the same as the owned property and equipment.

Until the year ended March 31, 2007, finance leases without transfer of ownership had been accounted for as operating leases, accompanying the note disclosures of pro forma amounts which would have been reflected in the consolidated balance sheets assuming that the lease transactions were accounted for as the same as the owned property and equipment.

(h) Intangible Assets

Intangible assets are stated at cost. Amortization of intangible assets is calculated using the straight-line method.

Capitalized software for internal use is amortized over its estimated useful life (five years).

(i) Long-term Prepaid Expenses

Amortization of long-term prepaid expenses is calculated using the straight-line method.

(j) Bond Issuance Expenses

Expenses relating to bond issuance are charged to income when incurred.

(k) Allowance for Doubtful Receivables

The Company and its consolidated subsidiaries provide for an allowance for doubtful receivables to cover estimated probable losses on collection. The allowance consists of a general reserve calculated based on the historical write-off rate of each company, and a specific reserve which is the estimated uncollectible amount with respect to identified doubtful receivables.

(l) Retirement Benefits

Accrued employees' retirement benefits have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of the balance sheet dates, adjusted for unrecognized actuarial differences and unrecognized prior service costs. The retirement benefit obligation is attributed, using the straight-line method, to each period over the estimated years of service of the eligible employees.

When actuarial differences are recognized, they are amortized using the straight-line method over the eligible employees' average remaining period of service from the following year.

Prior service costs are amortized using the straight-line method over the estimated years of service of the eligible employees from the year when the cost is incurred.

In addition, directors and corporate auditors of certain subsidiaries are entitled to lump-sum payments under their respective unfunded severance benefits plans. Provision for the indemnity for such benefits represents the estimated amounts that would be payable if all such beneficiaries were to retire on the balance sheet date. The Company terminated its retirement plan for directors and corporate auditors in June 2007; therefore, no provision for the retirement plan has been made after June 2007.

(m) Income Taxes

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n) Revenue Recognition

Revenues from the sale of land and residential homes are recognized when units are delivered and accepted by customers. Revenues from leasing land and buildings are recognized as rent accrued over the lease term.

(o) Consumption Taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of these taxes.

(p) Derivatives

The Company and certain subsidiaries have entered into derivative transactions in order to manage certain risks arising from adverse fluctuations in interest rates. Derivative financial instruments are stated at fair value, with changes in unrealized gains or losses charged to income, except for those that meet the criteria for deferral hedge accounting in which case unrealized gains or losses are deferred as a component of net assets. Interest rate swaps that meet specific criteria are not re-measured at market value but the differences paid or received under swap agreements are recognized as interest expense or income.

(q) Appropriation of Retained Earnings

In accordance with the Corporation Law of Japan, distribution of capital surplus and retained earnings can be made at any time by resolution of the shareholders or by the Board of Directors if certain conditions are met.

(r) Accounting Changes

In the year ended March 31, 2007, the Company and its subsidiaries changed their accounting policy for the recognition of advertising expenses for sales of real estate, from when the cost occurred to when the subject real estate is completed and sold, in order to attain proper matching of revenue and expenses related to the sales of real estate. As a result of the adoption of this new accounting policy, Selling, general and administrative expenses decreased by ¥515 million and Operating income and Income before income taxes and minority interests increased by the same amount, and Net income increased by ¥305 million for the year ended March 31, 2007, each as compared with the corresponding amount under the previous method.

In the year ended March 31, 2007, the Company and its subsidiaries changed their accounting policy for the classification of income and expenses derived from the real estate transactions of their special-purpose entities, from recognition as Other income (expenses) to as a component of Operating income, due to a change in the articles of incorporation in which the purpose of the transactions of its special-purpose entities has been revised to be as an element of operating activities. (Equity in earnings of affiliates continued to be recognized as Other income (expenses).) As a result of the adoption of this new accounting policy, Net sales increased by ¥24 million and Gross profit and Operating income increased by ¥22 million for the year ended March 31, 2007, each as compared with the corresponding amount under the previous method; however, there was no effect on Income before income taxes and minority interests and Net income.

In accordance with the changes in the Corporate Income Tax Law of Japan (the Tax Law), the Company and its consolidated subsidiaries account for their property and equipment purchased on and after April 1, 2007, based on the new depreciation methods stipulated in the Tax Law from the year ended on March 31, 2008. As a result of this change in depreciation methods, Operating income and Income before income taxes and minority interests decreased by ¥90 million ($906 thousand), respectively.

With respect to the property and equipment purchased prior to April 1, 2007, differences between the 5% of salvage value and (¥1 of) book value are to be depreciated for 5 years using the straight-line method and included in depreciation expense. This additional depreciation starts in the fiscal year following the fiscal year in which the net book value of an asset reaches 5% of its acquisition cost. As a result of this change in depreciation methods, Operating income and Income before income taxes and minority interests decreased by ¥304 million ($3,043 thousand), respectively.

In the year ended March 31, 2008, the Company and its consolidated subsidiaries adopted the new accounting standard for lease transactions (the Accounting Standard for Lease Transactions (Statement No. 13) and the Guidance on Accounting Standard for Lease Transactions (Guidance No. 16)), since an early adoption of this new accounting standard is admitted from the year beginning on April 1, 2008. Accordingly, effective in the year ended on March 31, 2008, finance leases without transfer of ownership are accounted for as assets and obligations, which had been accounted for as operating leases until the previous year. As a result of the adoption of this new accounting standard, Income before income taxes decreased by ¥171 million ($1,712 thousand), however, there was no material effect in Operating income.

(s) Reclassification

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of readers, using the exchange rate on March 31, 2008, which was ¥100.19 to U.S.$1. This translation should not be construed as a representation that the Japanese yen amounts have been or could be readily converted, realized or settled in U.S. dollars at this or any other rate of exchange.

4. Inventories

Inventories as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Real estate for sale	¥ 540	¥ 4,001	$ 39,940
Real estate projects in progress	82,090	118,523	1,182,988
Raw materials, supplies and others	114	135	1,348
Total	¥82,745	¥122,660	$1,224,277

5. Securities

(a) The acquisition cost, carrying value and unrealized gains of marketable available-for-sale securities as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Acquisition cost:			
Equity securities	¥ 953	¥ 953	$ 9,518
Total	¥ 953	¥ 953	$ 9,518
Carrying value:			
Equity securities	¥1,453	¥1,178	$11,766
Total	¥1,453	¥1,178	$11,766
Unrealized gains:			
Equity securities	¥ 499	¥ 225	$ 2,248
Total	¥ 499	¥ 225	$ 2,248

(b) The carrying value, fair value and unrealized gains of marketable held-to-maturity debt securities which are as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Carrying value	¥—	¥4,214	$42,066
Fair value	¥—	¥4,342	$43,341
Unrealized gains	¥—	¥ 127	$ 1,274

(c) The redemption schedule for securities with maturity dates as of March 31, 2007 and 2008, all of which are Japanese government bonds, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Due within one year	¥—	¥ —	$ —
Due after one year through five years	—	4,200	41,920
Due after five years through ten years	—	—	—
Due after ten years	—	—	—
Total	¥—	¥4,200	$41,920

(d) The aggregate book value of securities with no available fair value as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Unlisted domestic stocks	¥ 317	¥ 313	$ 3,124
Investments in limited partnerships	10,139	7,568	75,537
Total	¥10,457	¥7,881	$78,661

(e) Investments in affiliates as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Common stock	¥1,287	¥1,362	$13,598
Preferred equity securities	7,224	—	—
Total	¥8,511	¥1,362	$13,598

(f) The proceeds and gross gains (losses) from the sale of available-for-sale securities for the years ended March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Proceeds	¥125	¥—	$—
Gross gains	—	—	—
Gross losses	—	—	—

6. Short-term Borrowings and Long-term Debt

Short-term borrowings and their weighted average interest rates as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars	Weighted average interest rate	
	2007	2008	2008	2007	2008
Short-term bank loans	¥7,842	¥ —	$ —	0.7%	—%
Commercial paper	—	10,000	99,810	—%	0.7%

As of March 31, 2007 and 2008, long-term debt consists of the following:

			Millions of yen		Thousands of U.S. dollars
Description	Interest rate	Maturity	2007	2008	2008
Unsecured bonds	0.8%	2007	¥ 4,300	¥ —	$ —
Unsecured bonds	0.5%	2007	5,000	—	—
Unsecured bonds	0.9%	2008	10,000	10,000	99,810
Unsecured bonds	1.9%	2016	19,992	19,993	199,551
Secured bonds	1.2%	2008	3,000	—	—
Secured bonds	2.1%	2013	—	70,182	700,493
Borrowings from banks and other financial institutions:					
Secured	0.85-4.40%	2008-2022	46,866	41,762	416,828
Unsecured	0.15-2.85%	2008-2017	196,069	299,911	2,993,429
			285,227	441,849	4,410,113
Less current portion			35,561	56,802	566,947
Total			¥249,666	¥385,046	$3,843,165

The maturities of long-term debt as of March 31, 2008 are summarized as follows:

Fiscal years ending March 31,	Millions of yen	Thousands of U.S. dollars
2009	¥ 56,802	$ 566,947
2010	38,591	385,182
2011	45,951	458,643
2012	36,972	369,024
2013 and thereafter	263,531	2,630,315
Total	¥441,849	$4,410,113

7. Mortgaged Assets

The mortgaged assets and the corresponding debt as of March 31, 2007 and 2008 are as follows:

(a) Mortgaged assets:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Cash and cash equivalents	¥ 446	¥ —	$ —
Notes receivable and accounts receivable	16	—	—
Inventories	13,579	13,172	131,474
Other current assets	65	—	—
Buildings and structures	128,648	121,170	1,209,403
Land	15,936	13,189	131,648
Other property and equipment	3	—	—
Total	¥158,696	¥147,532	$1,472,526

(b) Corresponding debt secured by the above collateral:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Bonds	¥ 3,000	¥ —	$ —
Current portion of long-term debt	5,104	10,073	100,538
Long-term debt	41,762	31,689	316,289
Total	¥49,866	¥41,762	$416,828

The mortgaged assets and the corresponding debt regarding debt with limited recourse as of March 31, 2007 and 2008 are as follows:

(a) Mortgaged assets:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Cash and cash equivalents	¥—	¥ 5,308	$ 52,985
Other current assets	—	237	2,368
Buildings and structures	—	58,577	584,668
Land	—	171,400	1,710,749
Other property and equipment	—	122	1,220
Intangible assets	—	4	40
Long-term prepaid expenses	—	369	3,683
Total	¥—	¥236,019	$2,355,716

(b) Corresponding debt secured by the above collateral:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Current portion of bonds	¥—	**¥ 1,611**	**$ 16,086**
Bonds	—	**68,570**	**684,406**
Total	¥—	**¥70,182**	**$700,493**

The debt with limited recourse is the bonds issued by UDX Tokutei Mokuteki Kaisha; repayment of the debt is limited to its assets, such as the above-mentioned mortgaged assets.

8. Lease Transactions

(Finance lease transactions)

As described in Note 2. (r), the Company and its consolidated subsidiaries have represented their leased assets and liabilities recognized by finance lease transactions on the consolidated balance sheet since the year ended March 31, 2008, applying the accounting change in lease transactions. Leased assets under finance leases as of March 31, 2008 mainly consist of servers, computers and software, which are used for the leasing business.

The maturities of finance-lease obligations as of March 31, 2008 are summarized as follows:

Fiscal years ending March 31,	Millions of yen	Thousands of U.S. dollars
2009	**¥195**	**$1,947**
2010	**155**	**1,554**
2011	**87**	**871**
2012	**52**	**521**
2013 and thereafter	**69**	**689**
Total	**¥559**	**$5,584**

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets of the Company and its consolidated subsidiaries as of March 31, 2007, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases without transfer of ownership, which had been accounted for as operating leases until the end of the previous year:

	Millions of yen		
	2007		
	Acquisition costs	Accumulated depreciation	Net book value
Buildings and structures	¥ 3	¥ 0	¥ 2
Machinery and vehicles	91	62	29
Tools, furniture and fixtures	895	473	421
Intangible assets	232	146	86
Total	¥1,221	¥682	¥539

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥234 million for the year ended March 31, 2007. This amount is equal to the depreciation of the leased assets computed using the straight-line method over the respective lease terms with no residual value of assets for the years ended March 31, 2007. Interest implicit in these leases is included in the above minimum lease payments because of the immateriality of the leased property. Acquisition costs and future minimum lease payments under finance leases are also included in the interest expense portion.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2007 for finance leases accounted for as operating leases are summarized as follows:

	Millions of yen
	2007
Due within one year	¥201
Due after one year	338
Total	¥539

(Operating lease transactions)

(a) Lessee — The amounts of outstanding future minimum lease payments of non-cancelable operating leases as of March 31, 2008 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Due within one year	¥ 855	$ 8,536
Due after one year	12,722	126,987
Total	¥13,578	$135,523

(b) Lesser — The amounts of outstanding future minimum lease receipts of non-cancelable operating leases as of March 31, 2008 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Due within one year	¥ 9,839	$ 98,206
Due after one year	71,375	712,405
Total	¥81,215	$810,612

9. Retirement Benefit Plans

The Company and certain subsidiaries have defined benefit plans for employees, consisting of Employees Pension Fund plans, which are established under the Welfare Pension Insurance Law of Japan, contract-type corporate pension plans and lump-sum payment plans, which are based on an employee's basic pay, length of service, and the conditions under which termination of employment occurs.

The following table sets forth the funding and accrual status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2007 and 2008 for the Company and its consolidated subsidiaries' defined benefit plans:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Retirement benefit obligation	¥(9,487)	¥(8,660)	$(86,437)
Plan assets at fair value	5,375	4,522	45,144
Unfunded retirement benefit obligation	(4,111)	(4,137)	(41,293)
Unrecognized net actuarial gains	(1,122)	(846)	(8,452)
Unrecognized prior service costs	3	0	4
Accrued employees' retirement benefits	¥(5,231)	¥(4,984)	$(49,749)

The components of retirement benefit expenses for the years ended March 31, 2007 and 2008 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Service costs	¥319	¥309	$3,084
Interest costs	212	201	2,009
Expected return on plan assets	(124)	(118)	(1,185)
Amortization of net actuarial gains	(110)	(71)	(717)
Amortization of prior service costs	0	0	1
Employees' contribution	(16)	(14)	(148)
Retirement benefit expenses	¥282	¥304	$3,043

The assumptions used in accounting for the above plans as of March 31, 2007 and 2008 are as follows:

	2007	2008
Discount rates	2.5%	2.5%
Expected rate of return on assets	2.5%	2.5%
Amortization period of unrecognized actuarial differences	9.6~13.2 years	9.6~13.2 years
Amortization period of unrecognized prior service costs	11.2~11.5 years	11.2~11.5 years

Transfer of the substituted portion of an employee pension plan to the government:

The retirement plan of the Company includes a portion of the Japanese government pension plan, which the Company manages on behalf of the government, in addition to the retirement benefit plan of the Company. In June 2001, the Contributed Benefit Pension Plan Law was enacted, which would allow the Company to transfer the portion of the pension plan that was managed on the Japanese government's behalf back to the government, thereby eliminating the Company's liability for benefits related to future employee services under that portion. In order to transfer that portion, the Company must obtain approval from the Minister of Health, Labor and Welfare to be exempted from the obligation to pay benefits related to future employee services under that portion. In addition, the Company must obtain approval from the Minister to separate the remaining benefit obligation under that portion in relation to past employee services. On obtaining this approval, the remaining benefit obligation under that portion (relating to past services) as well as the government-specified portion of the plan assets will be transferred to the government.

The Company and its certain subsidiaries received approval from the Minister of Health, Labor and Welfare with respect to the transfer of the substituted portion of an employee pension plan to the government; an approval on exemption from the obligation to pay benefits relating to future employee services was received on September 1, 2003, and an approval on return of benefits paid for the employee services during the past periods was received on July 1, 2007. On February 26, 2008, the Company and its certain subsidiaries made a repayment of the amount equal to the minimum liability reserve to the government, which had been funded as a financial resource of the substituted portion of an employee pension plan. As a result, Gain on return of the substituted portion of an employee pension plan of ¥664 million ($6,628 thousand) was recognized in the year ended on March 31, 2008, which is recorded in "Other, net" in "Other income (expenses)".

10. Shareholders' Equity

The Corporation Law provides that an amount equal to 10% of distribution of surplus (aggregate of capital surplus and retained earnings) must be appropriated as a legal reserve or as additional paid-in capital depending on which surplus is distributed, until the total of such reserve and additional paid-in capital equals 25% of common stock. The Company has appropriated retained earnings to the legal reserve in relation to the distribution of retained earnings. The legal reserve amounted to ¥3,437 million ($34,308 thousand) as of March 31, 2007 and 2008, which is included in retained earnings.

11. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of the following for the years ended March 31, 2007 and 2008:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Salaries, allowances and bonuses	¥3,498	¥3,970	$39,628
Outsourcing	2,533	2,370	23,663
Dues and taxes	1,083	1,852	18,491
Compensation for removal	775	—	—
Advertising expenses	510	1,817	18,142
Employees' retirement benefits	197	220	2,197
Directors' and corporate auditors' retirement benefits	38	23	238

12. Other Income (Expenses)

The components of "Other, net" in "Other income (expenses)" for the years ended March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Dividend income	¥ 44	¥ 31	$ 309
Contributions received in aid of construction	39	112	1,122
Gain on donated fixed assets	32	67	674
Gain on sales of property and equipment	306	79	790
Gain on transfer of substituted portion of employee pension plan to the government	—	664	6,632
Loss on sales of property and equipment	—	(5)	(54)
Loss on disposal of property and equipment	(1,432)	(1,724)	(17,214)
Effect of change in finance lease accounting	—	(171)	(1,712)
Other	(110)	17	170
Total	¥(1,119)	¥ (929)	$ (9,281)

The components of "Gain on sales of property and equipment" and "Loss on sales of property and equipment" in "Other income (expenses)" for the years ended March 31, 2007 and 2008 are as follows:

(a) Gain on sales of property and equipment

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Buildings and structures	¥ —	¥506	$5,058
Land	306	(427)	(4,269)
Total	¥306	¥ 79	$ 790

At the sales of a building with land in the year ended March 31, 2008, the Company recognized a gain on the building part, while a loss was recognized on the land part. A net gain resulted in this transaction and was recorded as "Gain on sales of property and equipment."

(b) Loss on sales of property and equipment

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Buildings and structures	¥—	¥5	$54

The components of "Loss on disposal of property and equipment" in "Other income (expenses)" for the years ended March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Buildings	¥ (739)	¥ (910)	$ (9,084)
Structures	(6)	(12)	(120)
Machinery	—	(35)	(355)
Removal cost	(625)	(731)	(7,297)
Tools, furniture and fixtures	(61)	(35)	(357)
Total	¥(1,432)	¥(1,724)	$(17,214)

13. Income Taxes

Income taxes in Japan applicable to the Company and its consolidated subsidiaries consist of corporation tax, inhabitant taxes and enterprise taxes, which, in aggregate, resulted in a statutory tax rate of 40.7% in both 2007 and 2008.

The significant components of deferred tax assets and liabilities as of March 31, 2007 and 2008 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Deferred tax assets:			
Accrued bonuses	¥ 155	¥ 175	$ 1,747
Enterprise taxes payable	376	622	6,213
Loss on land devaluation	2,455	2,455	24,508
Real estate acquisition taxes payable	56	256	2,563
Depreciation	1,388	1,521	15,182
Accrued employees' retirement benefits	2,124	2,025	20,220
Loss on impairment of fixed assets	626	609	6,082
Compensation for loss	—	1,322	13,195
Other	536	501	5,003
Total	7,720	9,489	94,716
Deferred tax liabilities:			
Depreciation reserve for tax purposes	(3,416)	(3,819)	(38,123)
Unrealized gains on evaluation of newly consolidated subsidiary's assets	—	(61,191)	(610,753)
Other	(277)	(182)	(1,821)
Total	(3,693)	(65,193)	(650,698)
Net deferred tax assets (liabilities)	¥4,027	¥(55,703)	$(555,981)

For the years ended March 31, 2007 and 2008, reconciliation of the difference between the statutory tax rate and the effective tax rate is omitted because the total of these differences is less than 5% of the statutory tax rate.

14. Amounts Per Share

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Net income	¥12,995	¥14,758	$147,300
Amounts not attributable to common stock	—	—	—
Net income attributable to common stock	¥12,995	¥14,758	$147,300
The average number of common stocks outstanding during the year	3,291,200 shares	3,291,200 shares	

	Yen		U.S. dollars
	2007	2008	2008
Basic net income per share	¥ 3,948.64	¥ 4,484.09	$44.75
Cash dividends per share	1,000	1,200	11.97

	Yen		U.S. dollars
	2007	2008	2008
Net assets per share	¥38,007.98	¥41,442.57	$413.63

Diluted net income per share is not disclosed because the Company does not have any dilutive securities. Basic net income per share was computed by dividing net income available for distribution to shareholders of common stock by the weighted average number of shares of common stock outstanding during the year. Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid. Net assets per share were computed by dividing net assets available for distribution to shareholders of common stock by the number of shares of common stock outstanding at the year-end.

On January 1, 2007, the Company completed a five-for-one stock split. Per share data for the year ended March 31, 2007 represents information reflecting this stock split, assuming that the stock split occurred at the beginning of the fiscal year.

15. Derivative Transactions

The Company and certain subsidiaries have entered into derivative transactions in order to manage certain risks arising from adverse fluctuations of interest rates, but have not entered into such transactions for speculative or trading purposes. The Company and certain subsidiaries are exposed to credit risk in the event of nonperformance by the counterparties in the interest rate contracts; however, the Company's management believes that any such loss would be immaterial because all of these counterparties are banks with high credit ratings. The notional amounts and estimated fair value of outstanding derivative transactions are omitted because interest rate swap hedge accounting is applied for all derivative transactions.

Principal hedging items and hedged items are as follows:

Hedging items: interest rate swap contracts
Hedged items: borrowings

Under the Company's internal rules which prescribe the persons authorized to execute derivative transactions, as well as the limits and other items concerning derivative transactions, transactions are executed by the finance department upon approval by the director in charge. Periodic assessment of hedge effectiveness is not performed because the swaps are interest swaps to which special matching criteria are applied.

16. Related Party Transactions

The Company has engaged in transactions with NTT, NTT's other subsidiaries, and its affiliated companies in the ordinary course of business.

Related party transactions for the year ended March 31, 2007 are as follows:

		2007	
Nature of relationship	Subsidiary of parent company	Subsidiary of parent company	Subsidiary of parent company
Name of the related party	Nippon Telegraph and Telephone West Corporation	NTT Finance Corporation	NTT Communications Corporation
Equity ownership percentage	—	(Owned) 1.4%	—
Description of transaction	a) Purchase of land for sale b) Purchase of land	a) Short-term borrowing b) Long-term borrowing	Purchase of land for sale
Transaction amount	a) ¥10,235 million b) ¥5,645 million	a) — b) ¥8,000 million	¥6,514 million
Balance at year-end	Accounts payable: ¥10,100 million Other current liabilities: ¥5,383 million	Short-term borrowing: ¥2,842 million Long-term borrowing: ¥44,200 million	Accounts payable: ¥6,514 million

Related party transactions for the year ended March 31, 2008 are as follows:

	2008	
Nature of relationship	Subsidiary of parent company	Subsidiary of parent company
Name of the related party	Nippon Telegraph and Telephone West Corporation	NTT Finance Corporation
Equity ownership percentage	—	(Owned) 1.4%
Description of transaction	a) Purchase of land for sale b) Purchase of land	Long-term borrowing
Transaction amount	a) ¥13,791 million ($137,648 thousand) b) ¥210 million ($2,096 thousand)	¥27,000 million ($269,487 thousand)
Balance at year-end	Accounts payable: ¥13,791 million ($137,648 thousand) Other current liabilities: ¥210 million ($2,096 thousand)	Long-term borrowing: ¥71,200 million ($710,649 thousand)

These related party transactions took place on terms similar to those with third parties.

17. Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the real estate business. Their business is principally classified into the following three segments in terms of the type, nature and business market: leasing, residential property sales, and others. The leasing segment mainly engages in the leasing of building space. The residential property sales segment mainly engages in the sale of residential housing, primarily condominiums and houses. The others segment mainly engages in property management.

The business segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2007 and 2008 is as follows:

	Millions of yen					
	2007					
	Leasing	Residential property sales	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:						
Sales to third parties	¥ 85,098	¥32,680	¥10,436	¥128,215	¥ —	¥128,215
Inter-segment sales and transfers	213	—	3,088	3,301	(3,301)	—
Total sales	85,312	32,680	13,524	131,517	(3,301)	128,215
Operating expenses	62,127	27,451	12,573	102,152	971	103,124
Operating income	¥ 23,184	¥ 5,228	¥ 951	¥ 29,365	¥(4,273)	¥ 25,091
Assets, depreciation and capital expenditures:						
Total assets	¥480,612	¥88,606	¥ 7,122	¥576,340	¥5,507	¥581,848
Depreciation and amortization	23,468	2	7	23,477	179	23,657
Capital expenditures	48,466	4	20	48,491	97	48,589

	Millions of yen					
	2008					
	Leasing	Residential property sales	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:						
Sales to third parties	¥ 89,679	¥ 38,414	¥10,111	¥138,206	¥ —	¥138,206
Inter-segment sales and transfers	237	0	3,734	3,971	(3,971)	—
Total sales	89,917	38,415	13,845	142,178	(3,971)	138,206
Operating expenses	63,891	31,821	12,872	108,585	902	109,488
Operating income	¥ 26,025	¥ 6,593	¥ 973	¥ 33,592	¥(4,873)	¥ 28,718
Assets, depreciation and capital expenditures:						
Total assets	¥756,955	¥128,258	¥10,439	¥895,654	¥ 4,671	¥900,325
Depreciation and amortization	22,924	8	60	22,992	253	23,246
Capital expenditures	76,458	5	24	76,489	224	76,713

	Thousands of U.S. dollars					
	2008					
	Leasing	Residential property sales	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:						
Sales to third parties	$ 895,097	$ 383,421	$100,926	$1,379,444	$ —	$1,379,444
Inter-segment sales and transfers	2,367	2	37,271	39,641	(39,641)	—
Total sales	897,465	383,423	138,197	1,419,086	(39,641)	1,379,444
Operating expenses	637,706	317,615	128,476	1,083,798	9,006	1,092,804
Operating income	$ 259,758	$ 65,808	$ 9,720	$ 335,287	$(48,647)	$ 286,640
Assets, depreciation and capital expenditures:						
Total assets	$7,555,203	$1,280,152	$104,200	$8,939,556	$ 46,625	$8,986,182
Depreciation and amortization	228,808	83	601	229,493	2,532	232,025
Capital expenditures	763,138	57	244	763,440	2,241	765,681

Operating expenses not attributable to the business segments are included in Eliminations or Corporate. These amounted to ¥4,273 million and ¥4,873 million ($48,647 thousand) for the years ended March 31, 2007 and 2008, respectively.

Assets not attributable to the business segments, but included in Eliminations or Corporate, are mainly cash and cash equivalents, investment securities and assets for administration. The balances of assets not attributable to the business segments amounted to ¥5,507 million and ¥4,671 million ($46,625 thousand) as of March 31, 2007 and 2008, respectively.

Capital expenditures and depreciation include payment for long-term prepaid expenses and the related amortization expense.

As described in Note 2. (r), there have been accounting changes in the depreciation method of property and equipment and in lease transactions of the Company and its consolidated subsidiaries since the year ended on March 31, 2008. As a result of the change in the depreciation method of property and equipment, Operating income of the "Leasing" segment decreased by ¥90 million ($906 thousand) as compared with the corresponding amount under the previous method. There was no material effect in Operating income by the adoption of a new accounting standard for lease transactions.

The Company has not disclosed geographical segment information or overseas sales, since none of the Company's subsidiaries or important branches are located outside Japan, and the Company does not have any overseas sales.

18. Contingent Liability

The Company has received a claim for the return of the amount net of a deposit paid by a tenant, less the corresponding rents and penalty receivable, on breach of a fixed period lease contract which was cancelled due to the bankruptcy of the tenant under the Corporate Rehabilitation Law. The amount of the contingent liability is ¥223 million ($2,231 thousand), which might become payable depending on the court decision.

19. Subsequent Events

The Company issued the following domestic bond in accordance with resolution approved at the directors' meeting held on March 28, 2008:

	NTT Urban Development Corporation 8th Unsecured Domestic Bond
Date of issuance	June 5, 2008
Total amount issued	¥20,000 Million ($199,620 thousand)
Issuance price	¥99.91 ($0.997) per ¥100 ($0.998) of face value
Interest rate	2.02%
Maturity date	March 20, 2018
Use of proceeds	Repayment of bonds and borrowings

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2008, were approved at the general shareholders' meeting held on June 19, 2008:

	Millions of yen	Thousands of U.S. dollars
Increase in retained earnings:		
Decrease in depreciation reserve for tax purposes	¥ 43	$ 435
Decrease in retained earnings:		
Year-end cash dividends:		
(¥700 = U.S.$6.98 per share)	(2,303)	(22,994)
Increase in depreciation reserve for tax purposes	(591)	(5,907)

Report of Independent Auditors

To the Shareholders and Board of Directors of
NTT Urban Development Corporation:

We have audited the accompanying consolidated balance sheets of NTT Urban Development Corporation and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in net assets and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NTT Urban Development Corporation and subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.
(1) As discussed in Note 2(r) "Accounting Changes" to the consolidated financial statements, effective for the year ended March 31, 2007, NTT Urban Development Corporation and its subsidiaries changed their accounting policy for the recognition of advertising expenses for sales of real estate from when the cost occurred to when the subject real estate is completed and sold.
(2) As discussed in Note 2(r) "Accounting Changes" to the consolidated financial statements, effective for the year ended March 31, 2007, NTT Urban Development Corporation and its subsidiaries changed their accounting policy for the classification of income and expenses derived from the transactions of its special purpose entities, except for equity in earnings of affiliates, from recognition as Other income (expenses) to as an component of Operating income.
(3) As discussed in Note 19 "Subsequent Events" to the consolidated financial statements, on June 5, 2008, NTT Urban Development Corporation issued 20,000 million yen of domestic bond.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 19, 2008

Affiliated Companies and Branch Network

Affiliated Companies As of March 31, 2008

		Capitalization (Millions of yen)	Voting Rights (%)	Fields of Operation
Consolidated Subsidiaries				
NTT Urban Development Hokkaido BS Co.	Chuo, Sapporo	50	100.0	Maintenance and management of buildings and condominiums and management of parking lots in Hokkaido area
Otemachi First Square Inc.	Chiyoda, Tokyo	50	56.5	Management of Otemachi First Square
NTT Urban Development Builservice Co.	Chiyoda, Tokyo	300	100.0	Remodeling, management, and operation of buildings in the greater Tokyo metropolitan area
Knox Twenty-One Co., Ltd.	Minato, Tokyo	24	100.0	Operation of NTT Group's convention facilities
DN Food Co., Ltd.	Chiyoda, Tokyo	40	100.0	Operation of restaurants catering to tenants of buildings owned by NTT Urban Development
NTT Urban Development West BS Co.	Chuo, Osaka	100	100.0	Maintenance and management of buildings and condominiums and remodeling in western Japan area
Motomachi Parking Access Co., Ltd.	Naka, Hiroshima	60	58.3	Maintenance of underground passages in Hiroshima's Motomachi area
NU-3 Tokumei Kumiai	Chuo, Tokyo	3,713	100.0	Investment vehicle for NTT Urban Development's real estate investments
NU-4 Tokumei Kumiai	Chuo, Tokyo	2,039	100.0	Investment vehicle for NTT Urban Development's real estate investments
UDX Tokutei Mokuteki Kaisha	Chuo, Tokyo	14,100	60.0	Development and ownership of Akihabara UDX
UD Fund II Tokutei Mokuteki Kaisha	Chuo, Tokyo	2,700	100.0	Development of Futsukamachi 1-7 district, Aoba-ku, Sendai
Equity-Method Affiliates				
Tokyo Opera City Building Co., Ltd.	Shinjuku, Tokyo	20	23.7	Management of Tokyo Opera City Building
DHC Tokyo Co., Ltd.	Minato, Tokyo	200	50.0	District heating and cooling services for Granpark Tower
Tokyo Opera City Heat Supply Co., Ltd.	Shinjuku, Tokyo	980	36.2	District heating and cooling services for Tokyo Opera City
Crossfield Management Corporation	Chiyoda, Tokyo	10	38.0	Development and management of Akihabara Crossfield
Harumi Yonchome City Planning Design Co.	Chuo, Tokyo	18	36.1	Investigation and planning relating to the development of the Harumi 4-chome area

Notes:
1. UDX Tokutei Mokuteki Kaisha is a specified subsidiary
2. Because the consolidated subsidiary UD Fund Special Purpose Company completed its purpose of serving as a real estate investment vehicle, a decision to dissolve it was made on October 15, 2007, and the liquidation of that company was completed on January 30, 2008.

Branch Network



Hokkaido Region
Chugoku Region
Kyushu Region
Hokuriku/ Kansai/ Shikoku Region
Tokai Region

Kansai Branch
UD Midousuji Building
2-15, Awajimachi 4-chome, Chuo-ku, Osaka,
Osaka 541-0047, Japan
Tel: (06) 6208-3939 Fax: (06) 6208-3888

Chugoku Branch
NTT Cred Motomachi Building
6-78, Motomachi, Naka-ku, Hiroshima,
Hiroshima 730-0011, Japan
Tel: (082) 222-8623 Fax: (082) 222-8620

Kyushu Branch
NTT-KF Building
4-38, Tenjin 2-chome, Chuo-ku,
Fukuoka, Fukuoka 810-0001,
Japan
Tel: (092) 731-6633 Fax: (092) 731-0978

Hokkaido Branch
Nostel Sapporo Building
7-3, Kita 1-jo Nishi, Chuo-ku,
Sapporo, Hokkaido 060-0001,
Japan
Tel: (011) 261-6750
Fax: (011) 261-5008

Tokai Branch
Urbannet Fushimi Building
10-20, Nishiki 1-chome, Naka-ku, Nagoya,
Aichi 460-0003, Japan
Tel: (052) 232-1011 Fax: (052) 232-1012

Company Information and Share Information (As of March 31, 2008)

Company Information

Official Name	NTT URBAN DEVELOPMENT CORPORATION
Headquarters	14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo 101-0021, Japan
Established	January 21, 1986
Paid-in Capital	¥48,760 million
Employees	608 (consolidated basis)
Branches	Tokai, Kansai, Chugoku, Kyushu, Hokkaido

Directors (As of June 19, 2008)

President and CEO	Masaki Mitsumura
Senior Executive Director	Kimito Muragishi
Executive Directors	Hiroto Miyake
	Seiya Wakaizumi
	Michihiko Kaite
	Hideo Osawa
Senior Directors	Hideki Tokunaga
	Akitoshi Ito
	Takahiro Okuda
	Yoshiharu Nishimura
	Satoshi Shinoda
	Kazuhiro Hasegawa
	Hiroshi Iijima
	Shiro Nakahara
	Kiyoshi Mita
	Shozo Ito
Corporate Auditors	Hikozaemon Enoki
	Reiichi Nakano
	Norihisa Kakuchi
Corporate Auditor (part-time)	Toshio Maegawa

Share Information

Common Stock: Number of authorized shares	10,500,000
Number of issued and outstanding shares	3,291,200
Shareholders	14,291

Principal Shareholders

Name of Shareholders	Number of Shares Held	Equity Position (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)	2,214,815	67.30%
STATE STREET BANK AND TRUST COMPANY	77,082	2.34%
UBS AG LONDON A/C IPB NON SEGREGATED CLIENT ACCOUNT	69,549	2.11%
JP MORGAN CHASE BANK 380084	58,168	1.77%
The Master Trust Bank of Japan, Ltd. (Trust account)	47,898	1.46%
CMBL S.A. RE MUTUAL FUNDS	38,376	1.17%
Japan Trustee Services Bank, Ltd. (Trust account)	32,828	1.00%
THE BANK OF NEW YORK - JASDEC NON-TREATY ACCOUNT	31,812	0.97%
GOLDMAN, SACHS & CO. REG	28,972	0.88%
STATE STREET BANK AND TRUST COMPANY 505004	23,847	0.72%

Shareholder Distribution (Percentage investment)



Individuals and others (Japan) 2.5%
Financial institutions 5.0%
Securities companies 0.3%
Overseas institutions 24.7%
Business corporations and other institutions (Japan) 67.5%

NTT Urban Development Co.
14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo 101-0021, Japan
Tel: +81-3-6811-6300 Fax: +81-3-5294-8500
URL: http://www.nttud.co.jp/

This annual report was printed in Japan on recycled paper.

END